Exhibit(a)(3)

[DISCLOSURE DOCUMENT]

[K-tel Letterhead]

June 19, 2007

Dear Shareholder,

K-tel International, Inc. intends to engage in a transaction that will result in the termination of the registration of our Common Stock under the federal securities laws. This will eliminate the significant expense required to comply with the reporting and related requirements under these laws. Often referred to as a “going private transaction,” the transaction is a reverse split of our Common Stock whereby each 5,000 shares of our Common Stock will be converted to one share of our Common Stock, with holders of only fractional shares entitled to receive cash in lieu of fractional interests in an amount equal to $.095 per share for each pre-split share that becomes a fractional interest. Shareholders owning fewer than 5,000 shares of our Common Stock on a pre-split basis at the close of business on July 17, 2007 (the “Record Date”) will no longer be shareholders of the Company. The $.095 per share price represents the fair value for a share of our Common Stock as determined by the Special Committee of our Board of Directors. This amount represents an increase of $.0325 per share over the per share valuation of $.0625 previously determined as fair by our Special Committee, which has received a fairness opinion from Craig-Hallum Capital Group LLC with regard to the valuation of $.0625 per share. Craig-Hallum’s opinion does not address the $.095 per share to be paid in the going private transaction as currently proposed.

Subject to terms set forth in the attached disclosure document, if you own fewer than 5,000 shares of our Common Stock at the close of business on the Record Date, our exchange agent, American Stock Transfer, will send to you shortly following the Record Date a letter of transmittal instructing you on how to exchange your Common Stock for cash in lieu of fractional interests.

Following the reverse split, we will effect a 5,000-for-1 forward split affecting shareholders who, following the reverse split, continue to own at least one whole share of our Common Stock.

After careful consideration and upon the recommendation of our Special Committee, our Board of Directors has concluded that the costs associated with being a “public” company are not justified by the benefits. The Board has reviewed the proposed transaction and considered its fairness to unaffiliated shareholders who own fewer than 5,000 shares as well as those shareholders owning 5,000 or more shares. After careful consideration, our Board of Directors believes that the transaction is fair and in the best interests of K-tel and its shareholders.

Under Minnesota law, our Board of Directors may amend K-tel’s Articles of Incorporation to conduct both the reverse split and the forward split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for these actions and no vote is sought in connection with these actions. Under Minnesota law, shareholders are not entitled to dissenters’ rights in connection with this type of going private transaction. The attached document contains details on the proposed transaction and we urge you to read it very carefully.

Thank you for your continued support.

Philip Kives
President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DOCUMENT OR RELATED SCHEDULE 13E-3, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain statements of a non-historical nature constituting “forward-looking statements.”  Such forward-looking statements may be identified by the use of terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “should,” or “continue” or the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results currently anticipated or projected. Such factors include, among other things, the following: changes in consumer purchasing, including consumer demand for digitally downloading music; demand for and market acceptance of new and existing products; the impact from competition for recorded music; dependence on suppliers and distributors; success of marketing and promotion efforts; technological changes and difficulties; availability of financing; foreign currency variations; general economic, political and business conditions; and other matters. See “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 for additional information. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements, except as required by law. The “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, however, do not apply to going private transactions.

SUMMARY TERM SHEET

This summary term sheet highlights selected information from this Disclosure Document about the proposed transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the transaction, you should carefully read this Disclosure Document and all of its exhibits. For your convenience, we have directed your attention to the location in this Disclosure Document where you can find a more complete discussion of each item listed below.

As used in this Disclosure Document, “K-tel,” “we,” “our” and “us” refer to K-tel International, Inc., and the “Transaction” refers to the Reverse Split and the Forward Split discussed below, together with the related cash payments to the shareholders in lieu of fractional shares of our Common Stock.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because it is intended to, and, if completed, will enable us to terminate the registration of our Common Stock under Section 12(g) of the Exchange Act and terminate our duty to file periodic reports with the Securities and Exchange Commission (“SEC”). In connection with the Transaction, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC.

Reverse Split

We will effect a share combination or “Reverse Split” of our Common Stock whereby each 5,000 outstanding shares of Common Stock will be converted into one whole share, and in lieu of our issuing fractional shares resulting from the combination, we will pay cash equal to $.095 multiplied by the number of pre-split shares held by a shareholder who owns fewer than 5,000 pre-split shares. Shareholders with fewer than 5,000 pre-split shares will have no further interest in K-tel and will become only entitled to a cash payment equal to $.095 times the number of pre-split shares. See “Background—Structure of the Transaction” starting on page 29.

Forward Split

Following the Reverse Split, we will effect a 5,000-for-1 share division or “Forward Split” for those shareholders who own at least one whole post-Reverse Split share by increasing the number of outstanding shares of Common Stock from one to 5,000 shares. See “Background—Structure of the Transaction” starting on page 29.

Record Date	July 17, 2007.

Effective Date	July 19, 2007.

Purpose of Transaction

The primary purpose of the Transaction is to reduce the number of our shareholders of record to less than 300, thereby allowing us to “go private.” We would do so by promptly filing a Certificate of Termination of Registration with the SEC under Section 12(g)(4) of the Exchange Act as soon as possible after consummation of the Transaction, so that we would no longer be required to file annual, quarterly or other reports, and we would not be required to comply with the SEC’s proxy rules, which require us to distribute proxy statements to our shareholders. See “Special Factors—Purpose of the Transaction” starting on page 12, and “Background—Structure of the Transaction” starting on page 29.

Fairness of Cash Payments

The Special Committee of our Board of Directors has determined that the amount to be paid to our shareholders owning fractional shares after the Reverse Split is fair to our shareholders. The Special Committee increased the amount to be paid per fractional share after the Reverse Split from $.0625 to $.095 after considering the unsolicited verbal expressions of interest in our music catalog which were conveyed to our Chief Executive Officer after the Special Committee’s original determination on December 29, 2006 that $.0625 per share was a fair value of our Common Stock. The Special Committee had retained the firm of Craig-Hallum Capital Group LLC, an independent investment banking firm, to render an opinion to the Special Committee as to the fairness, from a financial point of view, to our shareholders owning fractional shares after the Reverse Split of the cash amount of $.0625 per share which was originally proposed to be paid to such shareholders in that previously proposed transaction. On December 29, 2006, our Special Committee considered and adopted the opinion, a copy of which is appended to this Disclosure Document. The Special Committee also considered whether, in light of our receipt of an expression of interest from a third party in purchasing K-tel’s music catalog, it should request Craig-Hallum to update its fairness opinion based upon this new information. Craig- Hallum indicated that the facts and circumstances surrounding the expressions of interest alone were not sufficiently detailed to be taken into account in an updated fairness opinion. Based on this information and a consideration of the direct and indirect costs associated with an updated opinion, the Special Committee determined that it would not request Craig-Hallum to update its opinion dated December 29, 2006. Therefore, Craig-Hallum did not update or reaffirm its opinion and its opinion does not consider or address information available after December 29, 2006, including the expressions of interest in our music catalog, and does not address the fairness of the $.095 consideration to be paid for a fractional share held after the Reverse Split. See “Special Factors—Background of the Transaction” starting on page 6 and “Special Factors—Revaluation of Share Price” starting on page 9.

Approval of Board And Filing Persons

The Board and the Special Committee and each of Philip Kives, K-tel’s majority shareholder, Chairman, President and Chief Executive Officer, K-5 Leisure Products, Inc., a Nevada corporation (“K-5”), National Developments Ltd., a Canadian Controlled Private Corporation (“National Developments”), and 2808715 Manitoba Limited, a Canadian Controlled Private Corporation (“2808715 Manitoba”), and each a “filing person” for purposes of Exchange Act Rule 13e-3 and Schedule 13E-3, have determined that the Transaction is fair to and in the best interest of all of our unaffiliated shareholders, including those shareholders owning shares being cashed out pursuant to the Transaction and those who will retain shares of Common Stock following the consummation of the Transaction. K-5 is a wholly owned subsidiary of National Developments, National Developments is a wholly owned subsidiary of 280715 Manitoba and 280715 Manitoba is wholly owned by Mr. Kives. See “Special Factors—Factors Considered by the Special Committee” starting on page 14.

Effect of Transaction

Following the completion of the Transaction, each remaining shareholder, including affiliates and members of management owning Common Stock, will own an increased percentage of our outstanding Common Stock. We do not anticipate any changes in the Company’s board of directors or management following the Transaction. Although we have no present intention to change the business operations of K-tel as a result of the Transaction, or to engage in any extraordinary transactions, such as a merger or sale of assets, we may review such opportunities in the future. For example, see the discussion below in “Special Factors—Revaluation of Share Price” starting on page 9 regarding the expression of interest from a third party in purchasing K-tel’s music catalog. See also “Special Factors—Effect of the Transaction” starting on page 17.

Source of Funds

The funds for the Transaction will come from our working capital and, potentially, from our working capital line of credit provided by K-5, our largest shareholder and an entity controlled by Philip Kives, our Chairman, President and Chief Executive Officer. See “Special Factors—Effect of the Transaction” starting on page 17.

Tax Consequences

The Transaction will not have any material federal income tax consequences to us. A shareholder who receives no cash payment as a result of the Transaction will not recognize any gain or loss for federal income tax purposes. A shareholder who receives a cash payment for a fractional share of our Common Stock as a result of the Transaction and who does not continue to hold our shares directly or indirectly immediately following the Transaction, will recognize capital gain or loss for federal income tax purposes, equal to the difference between the cash received for the Common Stock and the aggregate adjusted tax basis in such stock. See “Federal Income Tax Consequences of the Transaction” starting on page 32.

Shareholder Rights

Under Minnesota law, the Transaction does not require approval by our shareholders. Further, shareholders will not have dissenters’ and appraisal rights under the Minnesota Business Corporation Act (the “MBCA”). A shareholder who would otherwise be cashed out in the Transaction but who wishes to remain a shareholder following the Transaction may purchase sufficient shares in advance of the Record Date to cause it to own more than 5,000 pre-Reverse Split shares. See “Special Factors—Shareholder Approval” starting on page 27 and “Special Factors—Appraisal Rights” starting on page 27.

Reservation of Right to Terminate or Change Transaction

Our Board of Directors retains the right to terminate the Transaction if it determines that the Transaction is not in the best interest of K-tel and its shareholders. In particular, if we believe that as of the Record Date the Reverse Split would result in more than 20% of our Common Stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split and subsequent Forward Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the MBCA, including, but not limited to, adjusting the split ratios used in the Reverse Split and Forward Split and/or taking corporate action to obtain shareholder approval of the proposed split transactions. If we determine to cancel the Transaction, we may pursue other strategies which will result in our going private.

Payment and Exchange of Shares

As soon as practicable after the Transaction, our exchange agent will send each shareholder owning fewer than 5,000 pre-Reverse Split shares an instruction letter describing the procedure for surrendering stock certificates in exchange for the cash payment. Upon receipt of properly completed documentation and stock certificates, each such shareholder will be entitled to receive the cash payment, without interest, from the exchange agent. See “Special Factors—Effect of the Transaction” starting on page 17.

Continuing Shareholders

Shareholders owning 5,000 or more shares of Common Stock on the Record Date will continue to be a shareholder of the Company after the Reverse Split becomes effective and their post-Reverse Split shares of Common Stock will immediately thereafter be subject to a 5,000-for-1 forward split. Therefore, following the Transaction, such shareholders will continue to hold the same number of shares of Common Stock held immediately prior to the Transaction, and will not receive any cash payment for their shares. See “Special Factors—Effect of the Transaction” starting on page 17.

Shareholders With Shares Owned in Street Name

The Company intends that the Transaction apply to shareholders owning shares in street name held through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Transaction for their beneficial owners. However, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and shareholders owning shares in street name should contact their nominee(s). A shareholder owning fewer than 5,000 shares of Common Stock in street name who wants to ensure they receive cash in the Transaction should instruct his, her or its nominee(s) to transfer such shareholder’s shares into a record account in such shareholder’s name to ensure that such shareholder will be considered a shareholder of record on or prior to the Record Date. A shareholder owning fewer than 5,000 shares of Common Stock in street name through a nominee who does not transfer shares into a record account in a timely manner may lose the right to have his, her or its shares cashed out in connection with the Transaction. If a nominee fails to report the beneficial ownership position of a shareholder owning fewer than 5,000 shares of Common Stock to the Exchange Agent in the Transaction on or prior to the close of business on the Record Date, such shareholder will not be cashed out in the Transaction.

Reduction of Cancelled Shares

If we believe that as of the Record Date the Reverse Split would result in more than 20% of our Common Stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split and subsequent Forward Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the MBCA, including, but not limited to, adjusting the split ratios used in the Reverse Split and Forward Split and/or taking corporate action to obtain shareholder approval of the proposed split transactions.

SPECIAL FACTORS

Background of the Transaction

In recent years, we have derived minimal benefits from being a reporting company. Our Common Stock has failed to attract institutional investors or market research attention which could have created a more active and liquid market for the Common Stock. Relatively low trading volume and low market capitalization have reduced the liquidity benefits to our shareholders.

Our Board of Directors does not presently intend to raise capital through sales of securities in a public offering or to acquire other business entities using stock as consideration. Accordingly, we are not likely to make use of the advantages (for raising capital, effecting acquisitions or other purposes) that our status as a reporting company may offer. For a more detailed discussion of the ways in which we have not enjoyed the benefits typically afforded public company status, please see “Special Factors—Reasons for the Transaction.”

As a result of the Transaction we expect to save approximately $80,000 per year in direct costs and $20,000 per year in indirect costs associated with compliance with the Exchange Act’s filing and reporting requirements imposed on public companies, including legal, accounting and printing fees and administrative management time. The cost of compliance has increased significantly with the implementation of the provisions of the Sarbanes-Oxley Act of 2002. We are seeking to undertake the Transaction at this time because of the significant costs and burdens associated with compliance with the internal control audit requirements of Section 404 of Sarbanes-Oxley. The cost of implementing Section 404’s internal control procedures is unduly burdensome and costly considering our size, because we have no adequate personnel to implement the new requirements of Section 404 and would incur substantial costs to enact such procedures. As discussed below, prior to November 22, 2006 we were not in compliance with our SEC filing requirements and thus would not have been able to undertake the Transaction.

In light of these circumstances, the Special Committee and, upon the recommendation of the Special Committee, the Board of Directors, believe that it is in our best interest to undertake the Transaction at this time to enable us to deregister our Common Stock under the Exchange Act, which will relieve us of the administrative burden, cost and competitive disadvantages associated with filing reports, making public disclosures not required of our non-public competitors and otherwise complying with the requirements imposed under the Exchange Act. The Special Committee and the Board of Directors also believe that the Transaction will enhance our competitive position and potential for long-term success given the disproportionate current and expected increased cost of regulatory compliance and other necessary public company expenses relative to the current size of the Company.

Beginning in 2004, our management began to consider whether we should remain a public company. Our Chairman, President and Chief Executive Officer, Philip Kives, and then-Chief Financial Officer, Dennis W. Ward, considered that our shareholders obtained little benefit from our status as a public company and that there was not a high volume of trading in our Common Stock. Further, the costs of remaining a public company were high, in terms of legal and accounting expenses. We were also facing substantial expenses to comply with Section 404 of Sarbanes-Oxley. Mr. Ward had forecasted that we would be spending between $100,000 and $150,000 per year for Section 404 compliance alone.

At a meeting of our Board on February 11, 2004, this forecasted spending was discussed and a board member believed that the cost of compliance with Section 404 would be higher. The Board discussed investigating a going-private strategy. Thereafter, Mr. Ward consulted with attorneys at Briggs and Morgan, P.A., our legal counsel, concerning a potential plan to deregister our Common Stock under the Exchange Act. Our attorneys outlined the process of deregistration as well as legal issues associated with the going-private process. A subsequent letter to Mr. Ward by our counsel on June 30, 2004 outlined how a reverse split could be used to accomplish deregistration.

In September 2004, we discovered that a material misappropriation of funds by an employee of our United Kingdom subsidiary had occurred. As a result, we were unable to complete our financial statements and file our Form 10-K for the fiscal year ended June 30, 2004. From that point until 2006, further consideration of a going-private strategy was suspended. In 2006, we had completed most of the work necessary to complete the audit of our consolidated operations for 2004 and 2005. We determined that we would be able to file our Form 10-Ks for 2004 and 2005 within a matter of months and that we would also be able to file our Form 10-K for the year ended June 30, 2006, sometime in the fall of 2006.

On April 20, 2006, our Board of Directors met and discussed whether we should remain a public company. The Board determined that we should consider reducing our expenses as a public company, including a deregistration of our stock under the Exchange Act. The Board determined to consider utilization of a reverse split as a method of reducing the number of shareholders of record below 300 and to pursue deregistration of our Common Stock. There was a full disclosure of Mr. Kives’ interest in the going-private strategy, including the fact that Mr. Kives’ beneficial ownership of our Common Stock would, by reason of the Transaction, be increased from approximately 65.6% to 76.4%. At the meeting, the Board of Directors appointed Messrs. Hayne and Marklund, as the independent directors on the Board, to constitute a Special Committee. The Special Committee was authorized to evaluate a potential going-private transaction and, if it recommended a reverse split, to recommend to the Board the split ratio and the price to be paid to shareholders who would be cashed out. The Board placed no restrictions on the authority of the Special Committee to consider and approve a going-private transaction. The Company anticipates that the Special Committee will continue to serve until the completion of the going-private transaction. Mr. Hayne and Mr. Marklund remain independent directors of the Company. In April 2002, prior to becoming directors of the Company, Messrs. Hayne and Marklund were appointed as a special committee of the Company to consider the adoption and approval of a stock option exchange program.

The Board of Directors and Special Committee determined to continue to explore the reverse split method to go private and to engage in discussions with Craig-Hallum Capital Group, LLC with regard to a fairness opinion relative to consideration to be paid to shareholders who would receive a cash payment in lieu of fractional shares. On June 29, 2006, a telephonic meeting of the members of the Special Committee was held. The Special Committee approved the engagement of Craig-Hallum. The Special Committee subsequently approved an engagement letter dated July 6, 2006 from Craig-Hallum.

The Board of Directors met again on September 8, 2006. At that meeting, there was a discussion concerning a possible reverse split and a report that management was continuing to evaluate that strategy as a means to reduce our shareholders of record below 300. On October 18, 2006, a telephonic meeting of the Special Committee was held. In addition to members of the Special Committee, Gordon Bachynski, a representative of Philip Kives, legal counsel to K-5 and legal counsel to K-tel participated. The Board agreed to a meeting with Craig-Hallum to discuss its progress on an evaluation report. The Special Committee also discussed the going-private strategy involving the use of a reverse split. Our counsel discussed the fact that the Company would be prohibited from paying cash for fractional shares that would result in the cancellation of more than 20% of our outstanding Common Stock. Mr. Bachynski presented an analysis of the impact of a stock split on beneficial and record owners of our Common Stock and indicated this information would be used to determine a reverse split ratio that would likely ensure that we would not make cash payments that would result in a cancellation of more than 20% of our outstanding Common Stock.

On October 20, 2006, the Special Committee met. Jay William Smalley, a director, joined the meeting telephonically. Also present by invitation were Mr. Bachynski, attorneys from the firm of Briggs and Morgan, P.A., and representatives from the firm of Craig-Hallum. Craig-Hallum indicated that its initial evaluation report was in a preliminary stage and would not be complete until it received the 2006 audited financial statements and Form 10-K of the Company as well as the first quarter unaudited financial statements and Form 10-Q of the Company. For this reason, Craig-Hallum indicated that it was not prepared to present a written report or to provide indications of ranges of value. Craig-Hallum discussed some of the valuation methodologies that it would be using, including methodologies utilizing comparable public companies, merger and acquisition transaction values of comparable companies, the discounted cash flow method and premiums paid in similar going private transactions.

On December 8, 2006, the Board of Directors, including Mr. Hayne and Mr. Marklund, members of the Special Committee, received preliminary written discussion materials and a presentation from Craig-Hallum, which reflected preliminary valuation analyses that Craig-Hallum intended to use in ultimately rendering a fairness opinion with respect to a proposed transaction. Also attending this presentation by invitation were Kathy Smith of K-tel, Gordon Bachynski, a representative of Mr. Kives, representatives of Craig-Hallum, legal counsel to K-tel and legal counsel to K-5. The presentation included an overview of K-tel’s historical and current business, its competitors and industry trends. There was also a discussion of K-tel’s financial performance for the five years ended June 30, 2006 and the latest 12 months ended September 30, 2006. It was noted in particular that K-tel’s revenue has declined over the last five years, while operating losses have increased, and that fiscal 2006 revenue fell approximately 21% to $4.8 million from $6.0 million in fiscal 2005. Also discussed was the fact that K-tel was highly leveraged and that its funding for operations has been accomplished through a combination of a term loan and revolving loan from an affiliate of K-tel’s largest shareholder, Philip Kives, its Chairman, President and Chief Executive Officer. As of September 30, 2006, K-tel’s indebtedness was $12.4 million, shareholders’ equity was a negative $12.3 million and its net working capital was a negative $12.7 million. It was noted that due to recurring operating losses and a net working capital deficit, K-tel’s independent registered public accounting firm had issued a going concern opinion in connection with the fiscal 2006 financial statements.

The preliminary valuation analyses in Craig-Hallum’s December 8, 2006 presentation were the same analyses in Craig-Hallum’s December 29, 2006 presentation, except that the December 29, 2006 presentation contained updated stock market and industry information available as of that later date. A summary of the material analyses and other information that Craig-Hallum prepared and relied on in delivering its December 29, 2006 fairness opinion presentation appears below under the caption “Reports, Opinions or Appraisals.”

Craig-Hallum’s December 8, 2006 presentation noted that it had not been engaged to value the Company based upon liquidation or an acquisition/sale event, nor had it been engaged to analyze or appraise K-tel’s music catalog. Craig-Hallum advised the Special Committee that it had been informed that management was not able to value the music catalog, as it had not received offers from third parties and had no data or knowledge concerning transaction prices or other terms of sales of similar music catalogs. Mr. Kives indicated that he believed the value of a catalog would be a function of the income it produces. He also noted that the Company’s business direction focused on digital downloading and away from its traditional retail music products business and that the digital downloading music industry is at an early stage. He also noted that management of K-tel had not received offers from any parties to purchase the Company or its music catalog. The Board informed Craig-Hallum it would contact Craig-Hallum when the Special Committee had made a recommendation to the Board with respect to the proposed going private transaction.

Immediately following the December 8, 2006 board meeting and presentation from Craig-Hallum, the Special Committee met separately to discuss management’s proposal to effect the Transaction. The Special Committee considered Craig-Hallum’s preliminary valuation materials and presentation and reviewed the valuation methods discussed. The Special Committee conferred with legal counsel to K-tel concerning the mechanics involved in the Transaction, as well as other relevant legal considerations. The Special Committee agreed with management’s rationale for going private and terminating the registration of the Common Stock under the Exchange Act. The Special Committee considered the recent price range of our Common Stock and resolved to recommend the 1-for-5,000 reverse split, followed by a 5,000-for-1 forward split, and the payment of cash to shareholders who would own fractional shares as a result of the reverse split, equal to the fair value of the Company’s stock.

The Special Committee determined on December 8, 2006 that the value of the Common Stock, based upon its recent trading history, was $.05. It determined that the fair value of K-tel’s stock to be paid to its shareholders should include a 25% premium, and recommended to the Board that holders of fractional shares receive a payment equal to $.0625 per share. The Special Committee considered the 25% premium to be appropriate based upon Craig-Hallum’s analysis of premiums paid in twelve recent going private transactions involving reverse splits that have occurred since 2004. Craig-Hallum analyzed the premiums paid in these transactions relative to the 20 day average closing price of the underlying shares of common stock prior to the announcement of the applicable transaction. The mean and median premiums observed were 21.0% and 19.1% respectively. Subsequent to the meeting of the Special Committee, legal counsel to K-tel advised Craig-Hallum that the Special Committee recommended the Transaction and had valued the Company’s Common Stock at $.0625 per share for purposes of payments to shareholders receiving a cash payment in lieu of fractional shares. The recommendations of the Special Committee were communicated to K-tel’s Board of Directors.

On December 29, 2006, the Special Committee held a telephonic conference call for Craig-Hallum’s presentation and discussion of Craig-Hallum’s fairness opinion and supporting materials. The Special Committee confirmed its recommendation of the Transaction and the valuation of the Company’s Common Stock at $.0625 per share for purposes of payments to shareholders receiving a cash payment in lieu of fractional shares. On December 29, 2006, immediately following the meeting of the Special Committee, the Board of Directors held a telephonic conference call to discuss the conclusions and recommendations of the Special Committee regarding the Transaction and the determination as to the fair value of our shares. Present and participating in the meeting were Messrs. Hayne, Marklund, Smalley and Kives. Craig-Hallum was invited to the meeting to present its supporting materials for its fairness opinion. At the conclusion of Craig-Hallum’s presentation and after a full discussion, the Board unanimously adopted the Transaction as recommended by the Special Committee and the valuation of the Company’s Common Stock at $.0625 per share for purposes of payments to shareholders receiving a cash payment in lieu of fractional shares. The method of funding cash payments to shareholders receiving a cash payment in lieu of fractional shares was also discussed. It was noted that cash required to effect cash payments to holders of fractional shares would be made out of the Company’s cash flow or advances made by K-5 under the K-5 credit facility.

Revaluation of Share Price

Neither the Board of Directors nor the Special Committee of the Company has recommended that the Company pursue an extraordinary transaction such as a merger, exchange or sale of assets of the Company. The Company has not retained any firm to explore such alternatives. In late January 2007, however, the Company’s Chairman, President and Chief Executive Officer, Philip Kives, attended the MIDEM conference in Cannes, France. MIDEM is billed as the world’s largest music industry trade fair, which has been held annually in Cannes since 1966. MIDEM brings together musicians, business people, cultural policy makers and journalists from many countries and provides forums for discussions on business, political and legal issues, and showcases new artists, musical trends and music-related products. The Company was an exhibitor at this conference. During the conference, Mr. Kives was approached on a confidential basis by a party who indicated he was interested in discussing the purchase of the Company’s music catalog. Mr. Kives met informally with this individual shortly after the conference on two occasions in the United Kingdom. The individual indicated that he had financial backing and was part of a group forming a new entertainment company. The individual further indicated that he had done some research regarding the Company and its music catalog and verbally indicated that the company he represented would consider offering $15.0 million for the Company’s music catalog. The Company has had no further communications with the individual. On March 2, 2007, Mr. Kives shared such communications with legal counsel to the Company, expressing a belief that because the value of the Company’s music catalog could potentially be greater than the value previously attributed to it by the Special Committee that, therefore, the proposed valuation of the Common Stock as established by the Special Committee may not be reflective of the value of the Company. The Company’s legal counsel discussed this information with the Special Committee in a telephonic conference call and also discussed the communication from Mr. Kives with Craig-Hallum.

The Special Committee advised counsel to the Company that it wished to further review Mr. Kives’ opinions as to the potential value of the Company’s music catalog. Craig-Hallum advised the Company’s counsel that it also desired to review Mr. Kives’ opinions regarding valuation. The Special Committee also considered whether, in light of our receipt of an expression of interest from a third party in purchasing K-tel’s music catalog, it should request Craig-Hallum to update its fairness opinion based upon this new information. Craig-Hallum indicated that the facts and circumstances surrounding the expressions of interest alone were not sufficiently detailed to be taken into account in an updated fairness opinion. Based on this information and a consideration of the direct and indirect costs associated with an updated opinion, the Special Committee determined that it would not request Craig-Hallum to update its fairness opinion dated December 29, 2006.

The Company’s legal counsel requested that the Company and Mr. Kives seek additional information in regard to sales of music catalogs by other companies in publicly-announced or private transactions that could be documented, for the purpose of considering whether the valuation of the Company’s shares for purposes of the Transaction should be increased. Mr. Kives directly, and through an employee of a separate company that he controls, attempted to obtain additional information regarding comparable music catalog sales. These efforts included contacting a company engaged in the valuation of media properties and contacts with a company engaged in the music distribution business, but no additional information could be obtained.

The Special Committee met via conference telephone on March 28, 2007. Legal counsel to the Company also participated. The purpose of the meeting was to discuss and evaluate information related to the verbal expression of interest in the Company’s music catalog disclosed by Mr. Kives. The background of the verbal proposal was discussed. The Special Committee considered Mr. Kives’ opinion that the Company might be able to realize $15.0 million from the sale of the music catalog, assuming that the person who expressed an interest would be willing to make a formal offer and that, if such a formal offer were made, the amount of the offer would not change following such person’s detailed due diligence review of the Company’s music catalog. The Special Committee also reviewed the following hypothetical orderly liquidation analyses (“HOLA”) prepared by the Company’s management indicating that if the Company realized $15.0 million from the sale of the music catalog, proceeds available for distribution could be $.095 per share.

K-tel International, Inc. and Subsidiaries

Hypothetical Orderly Liquidation Analyses

(in thousands - except per share data)

			Pro Forma
	As Reported		Value as of	Asset Realization		Hypothetical Orderly
	December 31,	Pro Forma	December 31,	Percentage (3)		Liquidation Values
	2006 (1)	Adjustments (2)	2006	Low	High	Low	High
ASSETS
Cash	$1,690	$(137)	$1,553	100%	100%	$1,553	$1,553
Accounts Receivable	604	—	604	85%	95%	513	574
Inventory	377	—	377	50%	60%	189	226
Royalty Advances	7	—	7	0%	0%	0	0
Prepaid Expenses and Other	225	—	225	20%	30%	45	68
Total Current Assets	$2,903	$(137)	$2,766			$2,300	$2,421

Net Fixed Assets	52	—	52	0%	0%	0	0
Owned Catalog Masters (2)	261	14,739	15,000	85%	100%	12,750	15,000
Total Assets	$3,216	$14,602	$17,818			$15,050	$17,421

LIABILITIES
Notes Payable	12,812	—	12,812	100%	100%	12,812	12,812
Accounts Payable	863	(9)	854	100%	100%	854	854
Accrued Royalties	2,083	—	2,083	100%	100%	2,083	2,083
Accrued Tax Liability (2)	—	295	295	85%	100%	250	295
Reserve for Returns	55	—	55	100%	100%	55	55
Net Liabilities of Discontinued Operations	23	—	23	100%	100%	23	23
Total Liabilities	$15,836	$286	$16,122			$16,077	$16,122

GROSS PROCEEDS AVAILABLE FOR DISTRIBUTION (4)						$(1,027)	$1,299

GROSS PROCEEDS PER SHARE AVAILABLE FOR DISTRIBUTION (4)						$(0.075)	$0.095

Shares used in calculation of gross proceeds per share						13,654	13,654

Notes:

(1) Based on December 31, 2006 book value per the Company’s Form 10-Q.

(2) The Pro Forma adjustments provide for the inclusion of $128,000 of transaction costs associated with the reverse-split Transaction that had not been recognized at December 31, 2006. A total of $92,000 in legal and investment bank fees had been billed and are included in the historical financial statements.

The adjustments also provide for an increase in the carrying value of the Owned Catalog Masters to a hypothetical liquidation value of $15,000,000. This value represents the amount of an unsolicited verbal expression of interest by a unrelated third party to Mr. Kives in late January 2007. The estimated tax liability associated with the disposition of the catalog at this price is $295,000.

(3) Based on management’s estimates.

(4) Prior to liquidation related costs, such as legal.

The members of the Special Committee indicated that they were interested in pursuing the increased valuation opinions offered by Mr. Kives. After further discussion, the Special Committee decided to discuss the matter with the entire Board and Mr. Kives at a special board meeting.

On March 30, 2007, the Board of Directors held a telephonic meeting to discuss the matter of share valuation. All members of the Board and Special Committee participated in the telephonic meeting. Also included in the meeting was an employee of one of Mr. Kives’ companies, Gordon Bachynski, Kathy Smith, a representative of the Company, and legal counsel to the Company and to Mr. Kives. Mr. Kives provided background on his trip to the MIDEM in Cannes in late January 2007 and the subsequent meetings with the individual who expressed an interest in making an offer for the Company’s music catalog. Mr. Kives discussed the fact that the retail prerecorded music industry is undergoing dramatic changes. He expressed the view that sales of music departments of major retailers that sell CDs and other music products are declining as music downloading gains in popularity and dominates the growth in the recorded music industry. He noted that some major companies in the music industry are acquiring music catalogs and believed that the verbal expression of interest in purchasing the Company’s music catalog was serious and credible, and would support an adjustment to the Board’s valuation of the amount that would be paid to shareholders who would be cashed out in the Transaction. Mr. Kives’ opinions as to value of the Company’s music catalog were discussed. Neither Mr. Kives nor Mr. Bachynski were able to document other transactions involving the sale of comparable music catalogs or of companies owning comparable music catalogs. Mr. Kives expressed his opinion, however, that based upon his knowledge of the industry and his contact with the individual he met at MIDEM, the Company’s music catalog could be worth in the range of $12.0 million to $18.0 million. Mr. Kives advised the Board that he intends to have further dialog with the individual at a yet to be determined future date. The Company can give no assurance that a binding offer would result; that the Company’s Board would approve such offer; or, if an offer is made, that the Board would recommend it to the Company’s shareholders. However, neither the Company nor Mr. Kives, as the majority shareholder of the Company, has any intention of approving or otherwise undertaking any sale of the Company or any of its assets at this time. The Board reviewed and discussed the HOLA, which indicated that if the Company were to realize $15.0 million from the sale of its music catalog, the proceeds of a liquidation could be approximately $.095 per share. Mr. Bachynski discussed the basis upon which the HOLA was prepared. The Board discussed its responsibility under the MBCA to pay in cash the fair value of a fractional share of the Common Stock in addition to its obligation in the Company’s Schedule 13E-3 to state whether the proposed Transaction was fair or unfair to unaffiliated security holders.

The Special Committee examined the bases for the valuation of the Company’s music catalog at $15 million. The Special Committee considered Mr. Kives’ extensive music industry knowledge which formed the basis for his belief as to the range of value for the Company’s music catalog. The Special Committee recognized, however, that Mr. Kives is not an appraiser, used no generally accepted valuation techniques, but had made an informed estimate based on his industry knowledge.  The Special Committee also took into account that the expression of interest was an offer for a part of the Company’s business, and that any sale of the Company’s principal asset would have to take into account the impact of such a sale on the Company’s business as a whole. In addition, the actual price that could be obtained in any sale of the music catalog would be subject to a buyer’s due diligence review, and the Special Committee noted that there is no assurance that even $12 million could be obtained. The fact that neither the Board of Directors nor the Special Committee nor any shareholder of the Company has recommended that the Company pursue an extraordinary transaction such as a merger, exchange or sale of assets of the Company remains true even after the receipt of the expression of interest in the Company’s music catalog. No buyer for the Company has emerged, and no party other than the individual at MIDEM has expressed interest in the Company’s music catalog. In addition, since the MIDEM conference, neither the Company nor Mr. Kives has been contacted by the individual who originally expressed interest in the Company’s music catalog. In fact, the Company has no incentive to sell only the music catalog as the remaining distribution business is currently unprofitable. Mr. Kives received no indication, and believes it is unlikely, that the party who was interested in the Company’s music catalog would be willing to purchase the entire Company. Due to the inherent uncertainties in determining what a reasonable, willing buyer would actually pay, the Special Committee determined that Mr. Kives’ estimate of value of $15 million, the midpoint of the range of $12 million to $18 million and consistent with the verbal expression of interest, was reasonable and appropriate for use in the HOLA.

The Board and the Special Committee concluded that it was reasonable to give greater weight to Mr. Kives’ estimate of value and the HOLA and to revise and increase the amount that would be paid to an owner of a fractional share from $.0625 per pre-Reverse Split share to $.095 per pre-Reverse Split share. The Special Committee also considered the fact that the additional amount payable as a result of the revised valuation would require an additional payment of approximately $70,200. The proposed value of cashed-out shares therefore represented a 52% premium over the previous amount that the Special Committee determined was a fair value. As discussed above, Craig-Hallum did not update or reaffirm its fairness opinion as to the previous valuation of $.0625 per share, and its opinion does not consider or address information available after December 29, 2006, including the expressions of interest in our music catalog, and does not address the fairness of the $.095 per share consideration to be paid for a fractional share held after the Reverse Split. Based upon the recommendation of the Special Committee, the Board unanimously approved the increase in the amount that would be paid to an owner of a fractional share following the Reverse Split from $.0625 per share to $.095 per share.

Purpose of the Transaction

The purpose of the Transaction is to reduce the number of record holders of our Common Stock to fewer than 300 so that we will be eligible to terminate the public registration of our Common Stock under the Exchange Act. Provided that the Transaction has the intended effect, we will file to deregister our Common Stock, the effect of which will be to terminate the eligibility of our Common Stock for quotation on the OTC Bulletin Board.

The total number of authorized shares of Common Stock that we may issue pursuant to our Restated Articles of Incorporation will not change as a result of the Transaction. Upon payment in cash for the fractional shares of the shareholders holding fewer than 5,000 shares, the total number of outstanding shares of Common Stock will be reduced by the number of shares held by such shareholders immediately prior to the Transaction. Based on information available to us as of May 24, 2007, we anticipate that our number of record shareholders will be reduced from 1,424 to approximately 22, and the number of shares of Common Stock issued and outstanding will be reduced from 13,653,738 to 11,493,738, representing an anticipated cancellation of 2,160,000 shares or approximately 15.8% of our outstanding shares of Common Stock.

We estimate that the total cash to be paid to shareholders holding fractional shares as a result of the Transaction will be approximately $205,200. In addition, the expenses incurred to effect the Transaction are estimated to be $274,000. These costs and expenses are expected to be paid out of the Company’s current available cash, but we may be required to borrow money under the K-5 credit facility to finance all or a portion of the costs of the Transaction. The fractional shares acquired in the Transaction will be retired and returned to the status of authorized but unissued shares of Common Stock.

Other than as described herein, neither the Company nor Mr. Kives have any plans or proposals that would relate to or result in:

•                                          an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries;

•                                          any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•                                          any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•                                          any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

•                                          any other material change in the Company’s business or corporate structure.

Reasons for the Transaction

We expect to benefit from substantial cost savings as a result of the Transaction and “going private,” primarily from avoiding various Exchange Act compliance costs. The Transaction will also allow our management and employees to devote more time and effort to improving our operations by eliminating the time spent complying with the Company’s financial reporting requirements under the Exchange Act and managing shareholder relations.

The legal requirements of public companies, including those recently enacted pursuant to the Sarbanes-Oxley Act of 2002, create large administrative and financial burdens for any public company. If we cease to be subject to the reporting requirements under the Exchange Act, we estimate that our savings will be at least $80,000 per year in direct costs and $20,000 per year in indirect costs associated with compliance with the Exchange Act’s filing and reporting requirements imposed on public companies, including legal, accounting and printing fees and administrative management time. These savings are exclusive of additional costs we would incur to comply with Section 404 of the Sarbanes-Oxley Act and other disclosure requirements of the Exchange Act to take effect in 2007. We have not estimated the amounts of these additional costs.

A survey by the Financial Executives International in July of 2004 determined that companies with less than $100 million in revenue will pay an average of $192,000 solely for external consulting, software and other vendor charges to comply with Section 404. Section 404 of the Sarbanes-Oxley Act requires all public companies to develop “internal controls over financial reporting.”  “Internal controls over financial reporting” is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•                                          Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•                                          Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•                                          Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

“Disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management does not believe that we can prudently pay the expense of complying with these legal requirements in light of the fact that we have not realized many of the benefits normally presumed to result from being a publicly traded company (such as the development or existence of an active trading market for and liquidity of our Common Stock, enhanced corporate image, and the ability to use Company stock to attract, retain and grant incentives to employees).

Moreover, the Transaction will provide shareholders with fewer than 5,000 pre-Reverse Split shares with an efficient way to cash out their investment in the Company because we will pay all transaction costs in connection with the Transaction. Otherwise, shareholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value of our Common Stock.

Subject to the requirements of Minnesota law, the Reverse Split will apply to both shareholders of record and shareholders owning shares of the Company’s Common Stock in street name held through a nominee such as a bank, broker or other nominee (e.g. Cede & Co.) (a “beneficial owner”). As of December 29, 2006, based on information provided to the Company by ADP Investor Communication Services, there were 3,850 such beneficial owners, which we anticipate will be reduced to approximately 176 following the Transaction. Based on information available to us as of May 24, 2007, we estimate that the Transaction will reduce the total number of record shareholders of our Common Stock from 1,424 to approximately 22. The reduction in the number of our record shareholders below 300 will enable us to terminate the registration of our Common Stock under the Exchange Act and will substantially reduce the information required to be furnished by us to our shareholders and to the SEC. The Company’s rationale for applying the reverse split ratio of 1-for-5,000 to all shareholders is that if a large enough number of beneficial owners remained following the Transaction, and thereafter became shareholders of record, the Company could again become subject to reporting obligations under Section 12(g) of the Exchange Act. With an estimated combined number of remaining shareholders of record and beneficial owners following the Transaction of less than 300, we believe we have significantly reduced the risk of having more than 500 shareholders of record in the future, which would require re-registration under the Exchange Act.

Prior to November 22, 2006, we would not have been able to undertake the Transaction because the Company had not been in compliance with SEC filing requirements. As disclosed in the Schedule 13E-3 under “Special Factors—Background of the Transaction,” in September 2004, the Company discovered that a material misappropriation of funds by an employee of its United Kingdom subsidiary had occurred. As a result, the Company was unable to complete its financial statements, audit and file its Form 10-K for the fiscal years ended June 30, 2004 and June 30, 2005 until November 22, 2006.

Factors Considered by the Special Committee

In the course of reaching its decision to implement the Transaction, the Special Committee considered various factors that would affect both shareholders who retain their interest in the Company and those that would be cashed-out. The Special Committee made its determination that the Transaction was fair to (i) the Company’s unaffiliated shareholders that will be cashed-out and (ii) the Company’s unaffiliated shareholders that will continue to hold the Company’s shares after the Transaction. The following factors favoring the Transaction as fair to the Company’s unaffiliated shareholders that will be cashed out were considered by the Special Committee:

•                                          the opinions of Philip Kives as to the potential intrinsic value of the Company’s proprietary music catalog that were factored into the HOLA, to which the Special Committee gave weight in determining to add additional value to the previously announced pre-Reverse Split value per share;

•                                          the value being paid to the holders of fewer than 5,000 pre-Reverse Split shares of $.095 per share is 46% higher than the market value, based on the $.065 closing price on March 29, 2007 (the trading date immediately preceding the date of the most recent determination by the Special Committee of the fairness of the Transaction), supporting the Special Committee’s determination of the fairness of the consideration to be paid to shareholders who will receive a cash payment in lieu of fractional shares in the Reverse Split;

•                                          the opinion of Craig-Hallum that, as of December 29, 2006, the date of its opinion, and based upon and subject to the assumptions made, matters considered and limitations of its review described in its written opinion, the consideration of $.0625 which was originally proposed to be paid to shareholders who were to receive a cash payment in lieu of fractional shares in the previously proposed transaction was fair, from a financial point of view, to such shareholders; and

•                                          the ability of smaller shareholders to receive cash for their shares without being burdened by disproportionately high service fees or brokerage commissions.

The following factors favoring the Transaction as fair to the Company’s unaffiliated shareholders that will continue to hold the Company’s shares after the Transaction were considered by the Special Committee:

•                                          anticipated reductions in the expenses of compliance with the reporting, proxy statement disclosure and internal controls compliance requirements of U.S. securities laws and the associated drain on management time and attention will enhance the Company’s long-term competitive and financial position;

•                                          the anticipated difficulty of recruiting and retaining officers and directors necessary for the Company’s continued progress as a result of public company regulatory complexity and potential individual personal exposure, exacerbated by the directors’ belief that the higher cost of meaningful insurance coverage to mitigate this exposure was not justified in view of the Company’s other financial obligations;

•                                          the disproportionate current and expected increased cost of regulatory compliance and other necessary public company expenses relative to the current size of the Company and its negative impact on the competitiveness and potential long-term success of the Company; and

•                                          the ability of shareholders wishing to remain shareholders to purchase sufficient shares in advance of the Record Date to cause them to own more than 5,000 pre-Reverse Split shares.

In determining the fair value of the Company’s Common Stock, the Special Committee gave the greatest weight to the opinions of Mr. Kives as to the value of the Company’s principal asset, its music catalog, and gave lesser weight to the pre-announcement historical stock price performance of the Company. Approximate equal weighting was given to the other factors.

The Special Committee also considered the following potential adverse factors of the Transaction:

•                                          following the Transaction, the shareholders holding fewer than 5,000 shares of Common Stock before the Reverse Split will cease to hold any equity interest in the Company and will lose their ability to participate in the future growth of the Company, if any, or benefit from increases, if any, in the value of the Company. This factor is somewhat mitigated by the fact that these shareholders may purchase shares of our Common Stock before the Reverse Split in order to exceed the 5,000 share threshold and avoid being cashed out;

•                                          the Transaction is being effected under Minnesota law without shareholder consent;

•                                          the Board did not select an independent representative to act solely on behalf of the independent shareholders. This, coupled with the lack of shareholder vote, gave unaffiliated shareholders no say in negotiating the terms of the Transaction;

•                                          the market for Company stock will become extremely illiquid or even non-existent after the Transaction; and

•                                          the payment for fractional shares is a taxable transaction for shareholders.

MBCA Section 302A.402(2) provides that the Board of Directors alone, without shareholder approval, may authorize a share combination if, as a result of the share combination:

(1)           the rights or preferences of the holders of outstanding shares of any class or series will not be adversely affected; and

(2)           the percentage of authorized shares of any class or series remaining unissued after the combination will not exceed the percentage of authorized shares of that class or series that were unissued before the combination.

With respect to the requirements of paragraph (1) above, Section 302A.402(4) provides that “an increase or decrease in the relative voting rights of the shares that are the subject of the division or combination that arises solely from the increase or decrease in the number of shares outstanding is not an adverse effect on the outstanding shares of any class or series.” The Company will file amendments to its Articles of Incorporation adjusting the Company’s authorized Common Stock to reflect the effects of the Reverse Split and Forward Split so that the requirements of paragraph (2) above are met. In addition, Section 302A.402(4) of the MBCA provides that “any increase in the percentage of authorized shares remaining unissued arising solely from the elimination of fractional shares under section 302A.423 must be disregarded.”

MBCA Section 302A.423(1)(b) expressly provides that, in lieu of issuing fractional shares, a corporation may “pay in money the fair value of fractions of a share as of the time when persons entitled to receive the fractions are determined.”  The Special Committee has determined that the consideration to be paid to shareholders owning fractional shares after the Reverse Split is fair, from a financial point of view, to such shareholders. Further, any shareholder who would otherwise be cashed out in the Transaction but who wishes to remain a shareholder following the Transaction may make the decision to purchase sufficient shares in advance of the Record Date to cause it to own more than 5,000 pre-Reverse Split shares. Our Common Stock can be purchased for a relatively nominal amount per share.

Further, although the Transaction is being effected without shareholder consent and without an independent representative to act solely on behalf of the unaffiliated shareholders, in an effort to ensure procedural fairness to the unaffiliated shareholders, the Board appointed Messrs. Hayne and Marklund, as the independent directors on the Board, to constitute the Special Committee to evaluate and approve a going-private transaction and to determine a fair price to be paid to the shareholders to be cashed out. The Board placed no restrictions on the authority of the Special Committee to consider and approve a going-private transaction. The Special Committee subsequently engaged Craig-Hallum to render an opinion regarding the fairness of the consideration of $.0625 which was originally proposed to be paid to shareholders who will be cashed out. In response to an unsolicited verbal expression of interest in our music catalog conveyed to Mr. Kives, our President and Chief Executive Officer, the Special Committee increased the amount to be paid per fractional share after the Reverse Split from $.0625 to $.095, representing a 52% premium over the previous amount that the Special Committee and Craig-Hallum determined was a fair value.

With respect to the fairness of the Transaction to the shareholders whose stock would not be cashed out in the Transaction, the Special Committee and the Board also relied on the fact that the amount being paid to shareholders whose stock would be cashed out was fair. In addition, the Special Committee and Board noted that voting control of over 72.9% of the shares, excluding convertible securities, held by shareholders who would remain shareholders after the Transaction was held by members of the Board so that the interests of such holders were aligned with the interests of the members of the Board. The procedural fairness to unaffiliated shareholders is also supported by the fact that a shareholder can decide whether to remain a shareholder or be cashed out by buying or selling shares so as to hold more or less than 5,000 shares on the Record Date. Finally, those shareholders who will not be cashed out in the Transaction have the opportunity to benefit from any possible future increase in the value of their shares.

The opinion of Craig-Hallum Capital Group, LLC will be made available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested shareholder of the Company or representative of such shareholder who has been so designated in writing. The Company will also send a copy of the opinion by regular, first-class mail or email to any interested shareholder of the Company or representative of such shareholder who has been so designated in writing upon written request and at the Company’s expense.

Philip Kives, K-5, 2808715 Manitoba and National Developments, who are “filing persons” for purposes of Exchange Act Rule 13e-3 and Schedule 13E-3, have expressly adopted the analyses and conclusions of our Special Committee regarding the material factors upon which it was determined that the Transaction is substantively and procedurally fair to our unaffiliated shareholders, both as to those unaffiliated shareholders who will be cashed out as a result of the Transaction and those unaffiliated shareholders who will remain shareholders following the completion of the Transaction.

Alternatives to the Transaction

Our Board of Directors has not pursued alternatives to the Transaction. Our management has not proposed a sale or liquidation of the Company. The primary purpose of the Transaction is to reduce the Company’s costs and burdens of being a public company whose securities are registered with the SEC under the Exchange Act. In 2004, management of the Company discussed with its legal counsel alternatives for reducing the number of K-tel’s shareholders of record below 300. These alternatives included primarily:  (i) a going-private merger with an entity controlled by the Company’s principal shareholder, Philip Kives; (ii) an issuer tender offer; and (iii) a Board-approved reverse split. A possible merger transaction with an entity controlled by Mr. Kives was not pursued because he did not offer or propose such a transaction. An issuer tender offer was not considered primarily because the Company did not believe that an adequate number of shareholders of record would respond to such an offer by tendering their shares. Our Board of Directors did not consider the presence or absence of shareholder appraisal rights in choosing the method by which to take the Company private. While appraisal rights would have been available under Minnesota law had the Company chosen an alternate means of going private (e.g. by merger), the Board determined that the reverse split was the surest, easiest, most expeditious and most cost-effective method for reducing the number of shareholders of record as a means to go private. For the foregoing reasons, the Board focused on a reverse split, followed by a forward split, as a means to reduce the Company’s shareholders of record below 300.

Effect of the Transaction

Effect of the Transaction on the Company’s Shareholders. Based on information available to us as of May 24, 2007, we estimate that the Transaction will reduce the total number of record shareholders of our Common Stock from 1,424 to approximately 22. The reduction in the number of our record shareholders below 300 will enable us to terminate the registration of our Common Stock under the Exchange Act and will substantially reduce the information required to be furnished by us to our shareholders and to the SEC.

We intend to apply for termination of registration of our Common Stock under the Exchange Act as soon as practicable following completion of the Transaction. However, the Board reserves the right, in its discretion, to abandon the Transaction prior to the proposed Effective Date if it determines that abandoning the Transaction is in the best interests of the Company and its shareholders. In particular, if we believe that as of the Record Date the Reverse Split would result in more than 20% of our Common Stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split and subsequent Forward Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the MBCA, including, but not limited to, adjusting the split ratios used in the Reverse Split and Forward Split and/or taking corporate action to obtain shareholder approval of the proposed split transactions.

When the Transaction is consummated, shareholders owning fewer than 5,000 shares of Common Stock will no longer have any equity interest in the Company and will not participate in our future earnings or any increases in the value of our assets or operations. Thus, only our executive officers, directors and continuing shareholders will benefit from any future increase in our earnings. The shareholders that will continue to have an equity interest in the Company after the Transaction will own a security, the liquidity of which will be severely restricted.

Shareholders with fewer than 5,000 shares of Common Stock immediately prior to the Reverse Split will, following the Transaction, have no further interest in the Company with respect to their pre-Reverse Split shares, which will then be cancelled and converted into the right to receive a cash payment. As soon as practicable after the Effective Date of the Transaction, the Company will send these shareholders a letter of transmittal with instructions as to how such shareholders will be paid the cash payment. The letter of transmittal will include instructions on how to surrender stock certificates to the Company’s exchange agent.

Shareholders with 5,000 or more shares of Common Stock immediately prior to the Reverse Split will, following the Transaction, continue to hold the same number of shares of Common Stock held immediately before the Transaction. Such shareholders will not receive any cash payment for their shares.

The Company intends that the Transaction apply to shareholders owning shares in street name held through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Transaction for their beneficial owners. However, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and shareholders owning shares in street name should contact their nominee(s). A shareholder owning fewer than 5,000 shares of Common Stock in street name who wants to ensure they receive cash in the Transaction should instruct his, her or its nominee(s) to transfer such shareholder’s shares into a record account in such shareholder’s name to ensure that such shareholder will be considered a shareholder of record on or prior to the Record Date. A shareholder owning fewer than 5,000 shares of Common Stock in street name through a nominee who does not transfer shares into a record account in a timely manner may lose the right to have his, her or its shares cashed out in connection with the Transaction. If a nominee fails to report the beneficial ownership position of a shareholder owning fewer than 5,000 shares of Common Stock to the exchange agent in the Transaction on or prior to the close of business on the Record Date, such shareholder will not be cashed out in the Transaction. As of December 29, 2006, based on information provided to the Company by ADP Investor Communication Services, there were 3,850 beneficial owners of our Common Stock, which we anticipate will be reduced to approximately 176 following the Transaction.

If we believe that as of the Record Date the Reverse Split would result in more than 20% of our Common Stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split and subsequent Forward Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the MBCA, including, but not limited to, adjusting the split ratios used in the Reverse Split and Forward Split and/or taking corporate action to obtain shareholder approval of the proposed split transactions.

The following sets forth the beneficial ownership of the Common Stock by the filing persons immediately before and after the Transaction, based on 13,653,738 shares outstanding as of May 24, 2007 and assuming 2,160,000 shares of Common Stock are cashed out in the Transaction:

Filing Person	Shares		Percentage Pre- Transaction (1)	Percentage Post- Transaction (1)
Philip Kives	2,132,000	(1)	13.9%	16.1%

2808715 Manitoba Limited	631,000		4.1%	4.8%

National Developments Ltd.	325,336		2.1%	2.5%

K-5 Leisure Products, Inc	6,988,617		45.5%	53.0%

Total Beneficial Ownership By Filing Persons	10,076,953		65.6%	76.4%

(1)  Includes 1,702,939 shares of Common Stock subject to options that are currently exercisable by Mr. Kives, which shares are added to the total shares outstanding for the purposes of these calculations.

Potential Disadvantages of the Transaction to Shareholders. While we believe that the Transaction will result in the benefits described above, several disadvantages should also be noted:

•                                          after the Transaction, our Common Stock will not be eligible for trading on the OTC Bulletin Board, and our shareholders are likely to experience reduced liquidity for their shares of Common Stock, even if the Common Stock trades on the Pink Sheets, and this reduced liquidity may adversely affect the market price of the Common Stock;

•                                          after the Transaction, we will terminate the registration of our Common Stock under the Exchange Act and we will no longer be subject to the reporting requirements under the Exchange Act, such as periodic filings of financial statements and proxy or information statement disclosures in connection with shareholder meetings;

•                                          we will no longer report our quarterly or annual results of operations or activities in reports filed with the SEC under the Exchange Act;

•                                          because the reporting requirements of the Exchange Act will no longer apply, less information about the Company will be required to be furnished to our remaining shareholders. It is expected that all but approximately 22 of our current shareholders of record will be fully cashed out in the Transaction. Shareholders will retain their rights to inspect our books and records and financial statements as required by Section 302A.461 of the MBCA;

•                                          the reporting and short-swing profit recapture provisions of Section 16 of the Exchange Act will no longer apply to our executive officers, directors and 10% shareholders of the Company;

•                                          we will no longer engage our independent accountants to audit our Company, but will engage them to conduct a review of our financial statements;

•                                          our working capital and assets will be decreased to fund the purchase of fractional shares and the transaction costs of the Transaction;

•                                          the shareholders owning fewer than 5,000 shares of Common Stock on the Record Date will, after giving effect to the Transaction, no longer have any equity interest in the Company and therefore will not participate in our future earnings or growth, if any;

•                                          the Transaction will require shareholders who own fewer than 5,000 shares of Common Stock to involuntarily surrender their shares in exchange for cash, rather than choosing their own time and price for disposing of their holdings of Common Stock in the Company;

•                                          as a result of the termination of the Company’s reporting obligations under the Exchange Act, we will not have the ability to raise capital in the public capital markets; and

•                                          we may have less flexibility in attracting and retaining executives and employees since equity-based incentives (such as stock options) tend not to be as attractive in a privately-held company.

Financial Effect of the Transaction. Completion of the Transaction will require us to spend approximately $274,000, which includes legal, financial, accounting and other fees and costs related to the transaction. This estimate does not include the cost of the aggregate cash payment to shareholders holding fewer than 5,000 shares of Common Stock, which we estimate will be approximately $205,200. These costs will be offset by the direct costs we would otherwise incur as a public company to comply with SEC reporting requirements, which we estimate to be at least $80,000 per year, exclusive of additional costs we would incur to comply with Section 404 of the Sarbanes-Oxley Act and other disclosure requirements of the Exchange Act to take effect in 2007. As a result, we may have decreased working capital following the Transaction and this could have a material adverse effect on our liquidity, results of operations and cash flow. We may be required to borrow money under the K-5 credit facility to finance all or a portion of the costs of the Transaction, including the cash payments to holders of fewer than 5,000 pre-Reverse Split shares of our Common Stock. This would increase our indebtedness to K-5.

Reports, Opinions or Appraisals

Opinion of Craig-Hallum regarding prior proposed transaction. In connection with a previously proposed going private transaction, the Special Committee engaged Craig-Hallum Capital Group LLC to render an opinion as to the fairness, from a financial point of view, of the $.0625 per pre-Reverse Split share cash consideration to be received in the previously proposed going private transaction. On December 29, 2006, at a meeting of our Special Committee of the Board of Directors, Craig-Hallum delivered its opinion, that as of December 29, 2006 and based on the information available to Craig-Hallum at that time, the $.0625 per pre-Reverse Split share cash consideration to be paid by the Company in the  previously proposed going private transaction was fair, from a financial point of view, to the Company’s shareholders who will receive cash in the transaction in lieu of receiving fractional shares of Common Stock. Subsequently, Craig-Hallum confirmed its fairness opinion in writing. Craig-Hallum did not issue an opinion addressing the fairness of the proposed $.095 per pre-Reverse Split share cash consideration to be paid in the currently proposed going private transaction. The Special Committee considered whether, in light of our receipt of an expression of interest from a third party in purchasing K-tel’s music catalog, it should request Craig-Hallum to update its fairness opinion based upon this new information. Craig-Hallum indicated that the facts and circumstances surrounding the expressions of interest alone were not sufficiently detailed to be taken into account in an updated fairness opinion. Based on this information and a consideration of the direct and indirect costs associated with an updated opinion, the Special Committee determined that it would not request Craig-Hallum to update its opinion dated December 29, 2006. Therefore, Craig-Hallum did not update or reaffirm its opinion and its opinion does not consider or address information available after December 29, 2006, including but not limited to any consideration of the HOLA or the expressions of interest in the Company’s music catalog. Therefore, Craig-Hallum’s opinion does not address the price to be paid to the cashed-out shareholders in the currently proposed going private transaction, the $15 million expression of interest for the Company’s music catalog or any industry data or events occurring after December 29, 2006.

Upon written request, we will furnish a copy of the report to any interested shareholder of the Company, or any representative designated by the shareholder in writing, at our expense. The report has also been filed with the SEC as an exhibit to our Transaction Statement on Schedule 13E-3. Craig-Hallum consented to the filing of its report with the Schedule 13E-3.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Nevertheless, the following is a brief summary of Craig-Hallum’s written opinion addressed to the Special Committee on December 29, 2006 that, subject to the assumptions, qualifications and limitations set forth in its opinion, the $.0625 per cashed out share consideration to be paid by the Company in the previously proposed going private transaction was fair as of December 29, 2006, from a financial point of view, to the Company’s shareholders who would receive cash in the previously proposed going private transaction.

The full text of Craig-Hallum’s written opinion is attached to the Schedule 13E-3 as Exhibit 16(c)(i), and the summary of the opinion set forth below is qualified in its entirety by reference to such opinion. Our shareholders are urged to, and should, read the Craig-Hallum opinion carefully in its entirety for a complete statement of the considerations and procedures followed, factors considered, findings, assumptions and qualifications made, the bases for and methods of arriving at such findings, limitations on the review undertaken in connection with the opinion, and judgments made or conclusions undertaken by Craig-Hallum in reaching its opinion. The opinion was furnished for the use and benefit of the Special Committee in connection with its consideration of the proposed going private transaction. Craig-Hallum believes, and so advised the Special Committee, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinion.

Craig-Hallum’s opinion addresses only the fairness, from a financial point of view, of the cash consideration to be paid to our shareholders in the previously proposed going private transaction. Craig-Hallum was not requested to opine as to, and its opinion does not address:

•                                          the underlying business decision of the Special Committee of the Company, the Company or its security holders or any other party to proceed with or effect the proposed going private transaction;

•                                          the fairness of any portion or aspect of the proposed going private transaction not expressly addressed in its opinion;

•                                          the fairness of any portion of the proposed going private transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in its opinion;

•                                          the relative merits of the proposed going private transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage;

•                                          the tax or legal consequences of the proposed going private transaction to either the Company, its security holders, or any other party;

•                                          the fairness of any portion or aspect of the proposed going private transaction to any class or group of the Company’s or any other party’s security holders compared to any other class or group of the Company’s or such other party’s security holders; and

•                                          the financing of the proposed going private transaction.

Furthermore, no opinion, counsel or interpretation was intended with respect to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. In connection with its opinion, Craig-Hallum made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Craig-Hallum has:

•                                          reviewed the draft dated December 29, 2006 of the Schedule 13E-3;

•                                          reviewed and analyzed certain publicly available financial and other data with respect to K-tel;

•                                          reviewed and analyzed certain financial forecasts for K-tel assuming the discontinuance of K-tel’s retail music sales segment, prepared by the management of K-tel;

•                                          reviewed and analyzed certain internal financial information of K-tel prepared by the management of K-tel;

•                                          discussed the past and present operations and financial condition and prospects of K-tel with senior management of K-tel;

•                                          reviewed the historical prices and trading activity for K-tel stock and analyzed its implied valuation multiples;

•                                          compared the financial performance of K-tel with that of certain other publicly traded companies deemed by Craig-Hallum to be comparable;

•                                          reviewed certain publicly available financial data for reverse split transactions;

•                                          performed a discounted cash flow analysis of K-tel, based on estimates of projected financial performance prepared by management of K-tel which assumed the discontinuance of the retail music sales segment;

•                                          reviewed results of a hypothetical liquidation analysis based on management’s estimates of realizable value of assets; and

•                                          performed such other analyses and considered such other factors as they deemed appropriate.

In rendering its opinion, Craig-Hallum relied upon and assumed, without independent verification, the accuracy and completeness of the financial statements and other information provided by K-tel or otherwise made available to it and has not assumed responsibility independently to verify such information. Craig-Hallum further relied upon the assurances of K-tel that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial forecasts, reflects the best currently available estimates and judgment of our management and that they are not aware of any information or facts that would make the information provided to Craig-Hallum incomplete or misleading. Craig-Hallum expressed no opinion regarding such financial forecast or the assumptions on which it is based. Without limiting the generality of the foregoing, in arriving at its opinion, Craig-Hallum relied on our management’s assumptions regarding cost savings and other pro forma effects anticipated to result from the Transaction. Following discussions with management and with the Special Committee’s consent, Craig-Hallum assumed the discontinuance of K-tel’s retail music sales segment as of the beginning of fiscal 2007.

In arriving at its opinion, Craig-Hallum did not perform any appraisals or valuations of any specific assets or liabilities (contingent or otherwise) of K-tel and have not been furnished with any such appraisals or valuations. Craig-Hallum has not expressed an opinion regarding the liquidation value of K-tel.

Craig-Hallum’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed as of the date of the opinion, and are subject to evaluation as of such date; events occurring after the date of its opinion could materially affect the assumptions used in preparing the opinion. Craig-Hallum expressed no opinion with respect to the prices at which shares of our Common Stock have traded or may trade following announcement or consummation of the Transaction or at any future time. Craig-Hallum did not consider any benefits that may inure to any shareholder of K-tel as a result of the Transaction or any related transaction other than in such party’s capacity as a shareholder who receives cash in the Transaction.

In preparing its analysis, Craig-Hallum considered both going concern bases of value and a potential hypothetical liquidation scenario. Inherent in Craig-Hallum’s going concern analysis is the underlying assumption that we have the ability to continue as a going concern.

The following is a summary of the material analyses and other information that Craig-Hallum prepared and relied on in delivering its opinion to the Special Committee. This summary includes information presented in tabular format. In order to understand fully the financial analyses used by Craig-Hallum, these tables must be read together with the text of each summary.

Historical Stock Trading Analysis. Craig-Hallum reviewed and analyzed recent and historical trading in our Common Stock, which is very thinly traded on the Pink Sheets. Craig-Hallum noted that over the past 52 weeks, an average of approximately 4,585 shares have traded each day. Craig-Hallum noted that the closing price of our Common Stock over this period ranged from $0.01 to $0.08 and based on the volume weighted average trading price of $0.04 over the last year, measured in dollar terms, trading volume has averaged $183 per day. The volume weighted average trading price of the Common Stock since November 22, 2006, the date which we became in compliance with SEC filing requirements, was $0.04 per share. Based on the closing stock price at December 28, 2006, our market capitalization was approximately $546,000 which, together with the principal balance of the interest-bearing debt of $12.4 million minus the cash balance of $1.5 million, implied an enterprise value of approximately $11.5 million.

Because our shares of Common Stock are not listed on any exchange (such as the New York Stock Exchange or Nasdaq) and has a relatively small public float and low trading volume, Craig-Hallum informed the Special Committee that the quoted market prices may not represent a reliable indication of market value for the Common Stock. However, Craig-Hallum’s analysis indicated that the consideration to be received by the fractional shareholders of $.0625 per share represented the following premiums to market prices:

•                                          a premium of 56.3% based on the closing market price on December 28, 2006 of $.04 per share.

•                                          a premium of 56.3% based on the volume weighted average price of $0.04 per share over the 24 trading days since November 22, 2006 (when we became in compliance with SEC filing requirements).

•                                          a premium of 56.3% based on the three-month volume weighted average market price of $0.04 per share.

•                                          a premium of 25.0% based on the six-month volume weighted average market price of $0.05 per share.

•                                          a premium of 56.3% based on the 12-month volume weighted average market price of $0.04 per share.

Comparable Public Company Analysis. Craig-Hallum reviewed certain financial and stock market information for K-tel and compared such information to the corresponding information, financial ratios and valuation multiples of a selected group of public companies deemed by Craig-Hallum to be comparable to K-tel. In selecting comparable public companies, Craig-Hallum considered lines of business, markets, customers, financial characteristics and other factors. As part of its selection process, Craig-Hallum excluded companies with market capitalizations in excess of $200 million. The companies selected for the comparable public companies analysis were:

•                                          Digital Music Group, Inc.

•                                          Image Entertainment, Inc.

•                                          Madacy Entertainment Income Fund

•                                          MediaBay, Inc.

•                                          Napster, Inc.

For each of the selected companies, Craig-Hallum used publicly available financial data and Wall Street research estimates to obtain relevant financial metrics as set forth in the following table:

	Financial Data ($ in thousands)
Comparable Public Companies	Enterprise Value	LTM Revenue	CFY Estimated Revenue	CFY Estimated EBITDA
Digital Music Group, Inc.	$16,583	$2,549	$10,923	$251
Image Entertainment, Inc.	$94,149	$114,768	$98,833	$(6,600)
Madacy Entertainment Income Fund	$64,467	$116,397	$91,000	$7,460
MediaBay, Inc.	$19,205	$5,407	NA	NA
Napster, Inc.	$76,710	$103,887	$109,241	$(38,023)

Craig-Hallum then used this data to calculate certain valuation multiples and compared these valuation multiples to valuation multiples for K-tel derived from the enterprise value implied by the $.0625 per share price to be paid to shareholders in lieu of fractional shares in the previously proposed transaction:

	Comparable Public Companies								Transaction Consideration
	Low		Mean		Median		High		Multiples(1)
Enterprise Value to LTM Revenue	.54	x	2.43	x	.82	x	6.51	x	2.62	x
Enterprise Value to CFY Estimated Revenue(2)	.70	x	.97	x	.83	x	1.52	x	5.07	x
Enterprise Value to CFY Estimated EBITDA(2)(3)	8.60	x	8.60	x	8.60	x	8.60	x	14.50	x

(1)            Based on the enterprise value of K-tel implied by a $.0625 per share Common Stock price.

(2)            Craig-Hallum relied solely on K-tel management estimates for CFY estimated revenue and CFY estimated EBITDA. Such estimates were prepared by management based on the hypothetical assumption of the discontinuance of the retail music sales segment as of the beginning of fiscal 2007. The retail music sales segment has been producing an operating loss to date and has not been discontinued.

(3)            CFY EBITDA multiple of Digital Music Group, Inc. of 66.1x was not considered meaningful and was excluded from the multiple calculations. Therefore, the comparable public company EV/CFY Estimated EBITDA multiple is based solely on Madacy Entertainment. The multiple was compared to the Company’s implied EBITDA multiple of 14.50 based on the Company’s EV (implied by the $.0625 per share stock price and its net debt balance) and projected 2007 EBITDA assuming a licensing business model. Craig-Hallum used this comparison to support the fairness of the previously proposed cash-out price of $.0625 per share.

Craig-Hallum noted that (i) the transaction consideration multiple based on latest twelve months (LTM) revenue was within the range of comparable public company multiples, and (ii) the transaction consideration multiples based on current fiscal year (CFY) estimated revenue and CFY estimated earnings before interest, taxes, depreciation and amortization (EBITDA) was above the range of comparable public company multiples. Craig-Hallum did not consider a comparative valuation analysis based on LTM EBITDA since K-tel generated negative EBITDA over the LTM period.

There are inherent differences between the businesses, operations, and prospects of K-tel and the selected public companies. Accordingly, Craig-Hallum believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of this analysis. Accordingly, Craig-Hallum also made qualitative judgments concerning differences between our financial and operating characteristics and prospects and the selected public companies, including access to capital markets, management capabilities, competitive position, diversity of product line and base of intellectual property rights.

Comparable Merger and Acquisition Analysis. After reviewing publicly available information, press releases and databases for transactions involving similar public and private companies, Craig-Hallum determined that there was insufficient data. Accordingly, Craig-Hallum did not perform a comparable merger and acquisition analysis.

Discounted Cash Flow Analysis. Craig-Hallum performed a discounted cash flow analysis to derive indications of enterprise value. Craig-Hallum based its discounted cash flow analysis on projections of debt-free cash flows of K-tel for fiscal years ending June 30, 2007 through 2011. The data underlying these projections were provided by our management and were not independently verified by Craig-Hallum. See “Financial Projections” below for more detail regarding the preparation of these projections. In its analysis, Craig-Hallum used discount rates ranging from 16.0% to 20.0% to reflect the overall risk associated with our operations and financial performance, assuming discontinuance of the retail music sales segment. The discount rates were determined using the capital asset pricing model which factored in the betas and other stock market and financial data of the comparable public companies, capital markets data on equity rates of return, interest rates and risk factors specific to K-tel which included our relatively small market capitalization and as well as our ability to generate future profits. Based on its analysis and judgment which included the lack of trading activity in our stock, Craig-Hallum selected the beta and capital structure of Image Entertainment, Inc. as representing the best proxy for K-tel in the capital asset pricing model. Craig-Hallum calculated a terminal value of K-tel at the end of 2011 using a perpetuity growth model assuming constant growth rates of free cash flow of 2.0% to 4.0%. The growth rates represent the long-term growth of debt-free cash flow that is expected to occur beyond fiscal 2011 due to an expected long-term rate of inflation of approximately 3%. These growth rates were determined based on discussion with our management and included consideration of revenue growth trends over the five-year forecast period and the assumption of no music catalog purchases. Craig-Hallum’s discounted cash flow analysis yielded a total enterprise value of K-tel ranging from $4.7 million to $6.0 million. Adding to that amount the estimated present value of the remaining tax benefits from NOL carry-forwards and the cash balance and then deducting interest bearing debt resulted in an equity value range from negative $4.6 million to negative $5.9 million. Thus, on a going concern basis, Craig-Hallum noted that this analysis did not indicate any positive value attributable to common equity.

Summary Analysis of Recent Going Private Transactions. Craig-Hallum reviewed publicly available information, including SEC filings, press releases and databases, related to the following twelve recent “going private” transactions that were effectuated by means of a reverse split and that occurred since 2004:

				($ ’s in 000’s)
			Stock Split	Market Cap	Fractional	20 Day	Implied
Date	Company	Ticker Symbol	Ratio	At Split	Price	Average Price	Premium
3/3/2006	Major Automotive Companies, Inc.	OTCPK:MJRC	1 - 1000	$15,677	$1.90	$1.75	8.6%
1/10/2006	Sagient Research, Inc.	SRYS	1 - 101	$2,830	$0.12	$0.10	20.0%
12/22/2005	TouchTunes Music Corp.	TTMX	1 - 2000	$6,227	$0.50	$0.43	17.1%
11/30/2005	Refocus Group	RFCS	1 - 2000	$7,401	$0.35	$0.28	25.0%
9/22/2005	Community Investors Bancorp	CIBN	1 -300	$14,728	$15.00	$13.95	7.5%
8/29/2005	BF Enterprises	BFET	1-3000	$29,684	$8.95	$8.54	4.8%
8/24/2005	Kestrel Energy	KSTR	1 - 100	$11	$1.42	$0.99	43.7%
1/19/2005	Max & Ermas Restaurants, Inc.	MAXE	1 - 200	$37,133	$16.00	$13.08	22.3%
1/10/2005	Trek Resources	TRKX	1 - 100	$8,310	$2.50	$2.13	17.6%
12/22/2004	KS Bancorp, Ltd	KSBI	1 - 200	$26,334	$24.00	$16.35	46.8%
11/4/2004	Webco Industries, Inc.	WEBC	NA	$41,784	$6.50	$5.43	19.7%
1/9/2004	Safeguard Health Enterprise, Inc.	SFGH	1 - 1,500	$11,185	$2.25	$1.90	18.4%
						Max	46.8%
						Median	19.1%
						Mean	21.0%
						Min	4.8%

Craig-Hallum analyzed the premiums paid in these transactions relative to the 20 day average closing price of the underlying shares of common stock prior to the announcement of the transaction. The mean and median premiums observed were 21.0% and 19.1%, respectively. With the 20 day average price of K-tel’s Common Stock at $.04, Craig-Hallum noted that the Transaction at $.0625 per share would have a premium of 56.3%, which exceeded the high end of the range of price premiums indicated by its transaction premium analysis.

Craig-Hallum believed using a 20 day average stock price to calculate the premium produced a more reliable measure of stock value and resulting transaction premium as opposed to using the stock price on the most recent trading day prior to announcement of the reverse split transaction. Both K-tel and the public companies are thinly traded and highly volatile securities. Therefore, using a twenty day average price, prior to announcement of the reverse split transaction, limits the potential for distortion in calculating the underlying premium based on the closing price on a single day.

Hypothetical Liquidation Analysis. In addition to the going concern analysis described above, Craig-Hallum prepared an analysis of our common equity under a hypothetical liquidation scenario. In its analysis, Craig-Hallum adjusted the value of various assets reflected on our balance sheet to reflect the proceeds that might be received in an orderly liquidation scenario. Estimates of asset values were prepared based on discussions with our management. To estimate a value for our music catalog, Craig-Hallum performed a hypothetical relief-from-royalty analysis. This method of analysis is used to derive value for certain intangible assets by estimating the cost savings attributable to owning the particular intangible asset as opposed to the cost of licensing the use of the asset from a third party. This analysis generated a hypothetical relief-from-royalty value of approximately $2.5 million. As part of its analysis of the value of our music catalog, Craig-Hallum also reviewed the cash price paid in sale transactions of music catalogs which occurred since 2005 and for which information was publicly available. Craig-Hallum identified two sale transactions and calculated the cash price paid in relation to the number of music titles sold. The music catalogs were that of Green Linnet Records and Chancellor Records, both of which were sold to Digital Music Group, Inc. Based on the cash price paid in these sale transactions, the implied value of our music catalog would be approximately $2.1 million.

The hypothetical liquidation analysis yielded a hypothetical aggregate value for our assets in a range from $4.5 million to $5.0 million. After deducting the book value of all liabilities, the analysis resulted in no positive value available to common equity holders.

Other. Craig-Hallum, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Craig-Hallum has not previously provided us with any financial advisory services.

We have agreed to pay Craig-Hallum a fee of $60,000 in connection with the services provided by it under an engagement agreement, of which $30,000 was paid upon execution of the engagement agreement, and $30,000 was paid when Craig-Hallum delivered its opinion to the Special Committee. No portion of Craig-Hallum’s fee is contingent upon consummation of the Transaction or the conclusion reached by Craig-Hallum in its fairness opinion. We have agreed to indemnify Craig-Hallum against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Craig-Hallum’s engagement and any related transactions. We have also agreed to negotiate in good faith the terms of additional compensation to Craig-Hallum in the event that the terms of Craig-Hallum’s engagement are modified after substantial completion of the analysis by Craig-Hallum in preparation of its opinion and such modifications require substantial additional analysis or other services by Craig-Hallum. As of the date hereof, no such modifications have been required.

Related Party Transactions

Loan Agreements with K-5 Leisure Products, Inc. K-tel has a Line of Credit Agreement with K-5, the Company’s largest shareholder and an entity controlled by Philip Kives, the Chairman of the Board, President and Chief Executive Officer of K-tel. Under the terms of the agreement (the “K-5 Facility”), K-5 has agreed to make available up to $8,000,000 to K-tel on a revolving basis. The loan bears interest at a variable rate based upon the “base rate” of a nationally recognized lending institution (8.25% at March 31, 2007), expires July 20, 2008, and is subordinated to the Foothill loan (see below). The K-5 Facility contains the same covenants as the Foothill loan agreement. We have pledged the stock of our foreign subsidiaries as collateral for the loan, and the loan carries a subordinated position to the Foothill loan on all other assets of the Company. We had outstanding balances of $8,098,000 and $7,518,000 as of June 30, 2006 and 2005, respectively, under the K-5 Facility. At June 30, 2006, we obtained a waiver from K-5 for non-compliance under the covenants, limitations and restrictions of the credit agreement.

In addition, we have a second loan agreement with K-5, under which K-5 assumed the rights and obligations of Foothill Capital Corporation, the Company’s former banker, pursuant to an Assignment and Acceptance Agreement dated February 27, 2001. The loan assumed from Foothill, which has been extended through July 20, 2008, provides for a $10,000,000 credit facility consisting of a $4,000,000 term loan due upon expiration, and a $6,000,000 revolving facility under which borrowings are limited to a percent of eligible receivables. Borrowings under the facility bear interest at a variable rate based on a “base rate” of a nationally recognized lending institution plus 1% (9.25% at March 31, 2007) and are collateralized by the assets of certain Company subsidiaries in the United States, including accounts receivable, inventories, equipment, music library and general intangibles. The loan agreement contains certain financial and other covenants or restrictions, including the maintenance of a minimum shareholders’ equity by K-tel, limitations on capital expenditures, restrictions on music library acquisitions, limitations on other indebtedness and restrictions on dividends paid by K-tel. As of June 30, 2006 and June 30, 2005, we had $4,000,000 outstanding under the term loan and there were no borrowings under the revolving facility. At June 30, 2006, we obtained a waiver from K-5 for its non-compliance under the covenants, limitations and restrictions of the credit agreement.

Other Transactions with K-5 Leisure Products, Inc. The Company purchased approximately $61,000 in the year ended June 30, 2006, $400,000 in the year ended June 30, 2005 and $502,000 in the year ended June 30, 2004 of music entertainment and consumer convenience products from K-5, which represented 3.0%, 16.0% and 17.1% of cost of goods sold, respectively. There were trade payables to K-5 of $2,000 at June 30, 2006, $398,000 at June 30, 2005, and $390,000 at June 30, 2004, or 0.2%, 23.1% and 27.2% of K-tel’s total trade payables, respectively.

The Company had no sales of products to K-5 during fiscal years 2006, 2005, and 2004. There was no balance receivable from K-5 at June 30, 2006. There was a balance receivable of $129,000 at June 30, 2005 and $113,000 at June 30, 2004. No interest was charged on the related outstanding balances during fiscal years 2006, 2005 and 2004.

K-tel International, Ltd. Management Fees. During the fiscal years ended June 30, 2006, 2005 and 2004, we paid approximately $68,000 in annual management fees to K-tel International, Ltd. for services provided to the K-tel International, Inc. companies. Mr. Kives is the President, Secretary and sole director of K-tel International, Ltd. These management fees include payment for general management services provided by Mr. Kives and other employees of K-tel International, Ltd. to the Company.

General. All future transactions between the Company, its officers, directors and principal shareholders and its affiliates will be approved by the audit committee of the Company’s Board of Directors.

Shareholder Approval

The Transaction has been approved by the Board. No vote of the Company’s shareholders is required to effectuate the Transaction. Pursuant to Section 302A.402 of the MBCA, the Company may effect a share division or combination by action of the Board alone, without shareholder approval, so long as (i) the rights or preferences of the holders of outstanding shares of any class or series will not be adversely affected and (ii) the percentage of authorized shares of any class or series remaining unissued after the division or combination will not exceed the percentage of authorized shares of that class or series that were unissued before the division or combination. For purposes of the requirement set forth in paragraph (ii), the MBCA provides that any increase in the percentage of authorized Common Stock remaining unissued arising solely from the Company’s cancellation of fractional shares in accordance with Section 302A.423 of the MBCA will be disregarded. In addition, Section 302A.423 of the MBCA provides that a corporation shall not pay money for fractional shares if that action would result in the cancellation of more than 20% of the outstanding shares of a class or series. Based upon our review of our list of shareholders of record furnished to us by American Stock Transfer, our transfer agent, as well as an analysis we have conducted taking into account information furnished to us by ADP Investor Communication Services concerning shareholders who beneficially own their stock in street name, referred to as non-objecting beneficial owners and objecting beneficial owners, we have determined that the Reverse Split will not result in the cancellation of more than 20% of the outstanding shares of any class or series. If we believe that as of the Record Date the Reverse Split would result in more than 20% of our Common Stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split and subsequent Forward Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the MBCA, including, but not limited to, adjusting the split ratios used in the Reverse Split and Forward Split and/or taking corporate action to obtain shareholder approval of the proposed split transactions.

The articles of amendment to our Articles of Incorporation to be filed in connection with the Transaction will contain a statement that the amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares of any class or series that remains unissued after the combination or division exceeding the percentage of authorized shares of that class or series that were unissued before the combination or division.

Appraisal Rights

No appraisal rights are available to any shareholder under either the MBCA or our Restated Articles of Incorporation, as amended.

Access Rights

We have made no provision in connection with the Transaction to grant our unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense.

Source and Amount of Funds

The following is an estimate of the costs that we have incurred or expect to incur in connection with the Transaction. This estimate does not include the cost of the aggregate cash payment to shareholders holding fewer than 5,000 shares of Common Stock, which we estimate will be approximately $205,200. Final costs of the transaction may be more or less than the estimates shown below. We may be required to borrow money under the K-5 credit facility to finance all or a portion of the costs of the Transaction.

Legal fees	$140,000
Transfer and exchange agent fees	$39,500
Printing and mailing costs	$20,000
SEC filing fees	$41
Accounting fees	$5,000
Investment bank fees	$60,000
Shareholder list fees	$1,800
Miscellaneous	$7,659
Total	$274,000

BACKGROUND

The Company

K-tel International, Inc. is the subject company. Its principal executive office is located at 2491 Xenium Lane North, Plymouth, Minnesota 55441, and its telephone number is (763) 559-5566.

Structure of the Transaction

The Board of Directors, upon the recommendation and approval of the Special Committee, has authorized the Transaction. The Transaction consists of a 1-for-5,000 reverse split, such that shareholders owning fewer than 5,000 shares of Common Stock will have such shares cancelled and converted into the right to receive the cash consideration set forth herein, followed immediately by a 5,000-for-1 forward split. The Transaction is intended to take effect on the date we file Articles of Amendment to our Articles of Incorporation with the Secretary of State of the State of Minnesota, or on any later date that we may specify in such Articles of Amendment, which we will refer to as the Effective Date. As of 5:00 p.m. Central Daylight-Savings Time on the Effective Date, we will effect a 1-for-5,000 reverse split of the Common Stock, pursuant to which a holder of 5,000 shares of our Common Stock on the Record Date will hold one share of the Common Stock immediately after the reverse split. Any shareholder owning fewer than 5,000 shares of the Common Stock on the Record Date will receive the right to receive cash in exchange for the resulting fractional share thereof and will no longer be a shareholder of the Company. As of 5:01 p.m. Central Daylight-Savings Time on the Effective Date (and after the completion of the reverse split), we will effect a 5,000-for-1 forward split of Common Stock, pursuant to which a holder of one share of Common Stock immediately after the reverse split and immediately prior to the forward split will hold 5,000 shares of Common Stock immediately after the forward split. In other words, a shareholder holding 5,000 or more shares of Common Stock immediately before the Transaction will continue to hold the same number of shares after the completion of the Transaction and will not receive any cash payment.

The Board of Directors, upon recommendation and approval of the Special Committee, has set the cash consideration to be paid to cashed out shareholders holding fewer than 5,000 pre-split shares at $.095 per share for each pre-split share of Common Stock. The Special Committee determined this value in good faith, based upon factors the Special Committee deemed relevant. We currently estimate that cashed out shareholders will receive cash consideration for their cancelled shares within approximately three weeks after such shareholders submit their cancelled shares in accordance with the instruction letter to be sent by our exchange agent following the Transaction.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to and, if completed, will likely terminate the registration of our Common Stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports with the SEC. In connection with the Transaction, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC.

The Company Securities

On May 24, 2007, there were 1,424 record holders of our Common Stock and 13,653,738 shares outstanding. Our Common Stock is traded on the Pink Sheets under the symbol “KTEL”.

The following table shows the range of high and low closing prices per share of our Common Stock for the calendar year periods indicated.

	2007		2006		2005
	High	Low	High	Low	High	Low
1st Quarter	$.07	$.03	$.03	$.02	$.13	$.08
2nd Quarter			$.06	$.03	$.10	$.06
3rd Quarter			$.08	$.04	$.08	$.04
4th Quarter			$.06	$.03	$.04	$.03

On May 24, 2007, the closing price of our Common Stock on the Pink Sheets was $.065 per share.

No cash dividends were declared on our Common Stock during fiscal year 2006 or 2005 and we do not expect to pay cash dividends in the foreseeable future. The declaration or payment of dividends, if any, on our Common Stock in the future is subject to the discretion of the Board of Directors and will depend on our earnings, financial condition, capital requirements and other relevant factors. The declaration or payment of dividends is also subject to the terms of our credit facility.

Security Ownership of Certain Beneficial Owners and Management

The following table contains certain information as of May 24, 2007, regarding the beneficial ownership of our Common Stock by (i) each person known to K-tel to own beneficially five percent or more of our Common Stock, (ii) each director of K-tel, (iii) each named executive officer, and (iv) the directors and executive officers as a group. The percentage of beneficial ownership is based on 13,653,738 shares of Common Stock outstanding as of May 24, 2007. Any shares which are subject to an option or a warrant exercisable within 60 days are reflected in the following table and are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by the option holder but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person. Unless otherwise indicated, each person in the table has sole voting and investment power as to the shares shown. Unless otherwise indicated, the address for each listed shareholder is c/o K-tel International, Inc., 2491 Xenium Lane North Plymouth, Minnesota 55441.

	Amount and Nature of Beneficial Ownership(1)		Percent of Outstanding Stock
Philip Kives 220 Saulteaux Crescent Winnipeg, Manitoba R3J 3W3 Canada	10,076,953	(2)	65.6%

Jay William Smalley	120,000	(3)	*

Wesley C. Hayne	100,000	(3)	*

Richard Marklund	100,000	(3)	*

All current directors and officers as a group (4 persons)	10,396,953	(4)	66.3%

*	Indicates ownership of less than 1% of the outstanding shares of Common Stock.

(1)

The securities “beneficially owned” by a person are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Securities and Exchange Commission and accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days. More than one person may beneficially own the same shares.

(2)

Consists of 429,061 shares held directly by Mr. Kives, 631,000 shares held by 2808715 Manitoba, 325,336 shares held by National Developments, 6,988,617 shares held by K-5, and 1,702,939 shares purchasable upon the exercise of options.

(3)	Represents shares purchasable upon the exercise of options.

(4)	Includes 2,022,939 shares purchasable upon the exercise of options.

The filing persons have not made purchases of Common Stock during the past two years. Mr. Kives currently anticipates that he will not acquire any shares of Common Stock prior to the one-year anniversary of the consummation of the Transaction. At such time, Mr. Kives may acquire more shares of Common Stock or dispose of shares of Common Stock as business and market conditions dictate.

Management

Information regarding our Board of Directors and executive officers is located at “Item 10:  Directors and Executive Officers of the Registrant” of our Form 10-K for the fiscal year ended June 30, 2006, which is included as Exhibit A to this Disclosure Document. Mr. Kives is the President, Secretary, Treasurer and sole director of each of K-5, National Developments and 2808715 Manitoba.

Neither the Company, K-5, National Developments, 2808715 Manitoba nor any director or executive officer of the Company, K-5, National Developments or 2808715 Manitoba:  (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Kives is a citizen of Canada. Each of the other persons referred to above is a citizen of the United States.

FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION

Summarized below are material federal income tax consequences to the Company and our shareholders resulting from the Transaction. This summary is based upon United States federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those shareholders who have held their shares as capital assets. This summary does not discuss all aspects of federal income taxation that may be important to shareholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that each shareholder is a United States citizen and has held, and will hold, shares of Common Stock as capital assets under the Internal Revenue Code of 1986, as amended. Each shareholder should consult its tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

Tax Consequences to the Company

We believe that the Transaction will be treated as a tax-free “recapitalization” for federal income tax purposes and, accordingly, it should not result in any material federal income tax consequences to the Company. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Transaction.

Tax Consequences to Shareholders Who Do Not Receive Cash for Fractional Shares

A shareholder who receives no cash payment as a result of the Transaction, but continues to hold shares of our Common Stock directly immediately after the Transaction, will not recognize any gain or loss for United States federal income tax purposes. The aggregate adjusted tax basis of the shares held immediately after the Transaction will equal the aggregate adjusted tax basis of the shares held immediately prior to the Transaction, and the holding period of the shares will be the same as immediately prior to the Transaction.

Tax Consequences to Shareholders Whose Entire Interest in our Common Stock, Both Directly and Indirectly, is Terminated

A shareholder who receives a cash payment for a fractional share of our Common Stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold share of our Common Stock directly, immediately after the Transaction, will recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the cash received for the Common Stock and the aggregate adjusted tax basis in such stock.

Tax Consequences to Shareholders Whose Entire Interest in our Common Stock, Directly but Not Indirectly, is Terminated

A shareholder that receives cash for a fractional share as a result of the Transaction, but is treated as a continuing shareholder by virtue of being related to a person who continues to hold our shares directly immediately after the Transaction, will recognize capital gain or loss in the same manner as set forth in the previous paragraph, provided that the receipt of cash either (1) is “not essentially equivalent to a dividend,” or (2) constitutes a “substantially disproportionate redemption of stock,” as described below.

(1)                                 Not Essentially Equivalent to a Dividend. The receipt of cash is “not essentially equivalent to a dividend” if the reduction in the shareholder’s proportionate interest in us resulting from the Transaction (taking into account for this purpose the stock owned by persons to whom the shareholder is related) is considered a “meaningful reduction” given the shareholder’s particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority shareholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will satisfy this test.

(2)                                 Substantially Disproportionate Redemption of Stock. The receipt of cash in the Transaction will be a “substantially disproportionate redemption of stock” if (a) the shareholder owns less than 50% of the total combined voting power of all classes of stock entitled to vote, and (b) the percentage of our voting stock owned by the shareholder (and by persons to whom the shareholder is related) immediately after the Transaction is less than 80% of the percentage of shares of voting stock owned by the shareholder immediately before the Transaction.

In applying the foregoing “Not Essentially Equivalent to a Dividend” and “Substantially Disproportionate Redemption of Stock” tests, the shareholder will be treated as owning shares of Common Stock actually or constructively owned by certain individuals and entities related to the shareholder. If the receipt of cash in exchange for a fractional share is not treated as capital gain or loss under either of the tests, it will be treated first as ordinary dividend income to the extent of the shareholder’s ratable share of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the shareholder’s aggregate adjusted tax basis in the shares, and any remaining amount will be treated as capital gain. Capital gain or loss recognized will be long-term if the shareholder’s holding period with respect to the stock surrendered is more than one year at the time of the Transaction. The deductibility of capital loss is subject to limitations. In the case of a shareholder who is an individual, long-term capital gain and dividend income should generally be subject to United Stated federal income tax at a maximum rate of 15%.

The foregoing discussion summarizing material federal income tax consequences does not refer to the particular facts and circumstances of any specific shareholder. We recommend that shareholders consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Transaction, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

FINANCIAL AND OTHER INFORMATION

Financial Projections

Background. In the early stages of preparing the financial projections, the Company’s management indicated that the projections should assume the discontinuance of the retail music sales segment, as the Company has been incurring significant recurring losses from these operations and has a net working capital deficit.

A hypothetical cost structure was created to model a business structure which the Company’s management felt could reasonably be expected to generate positive cash flow on a restructured business which focused solely on the music licensing segment. The pertinent revenue categories were derived, as were the associated product expense categories. The Company then arranged for this information to be entered into an electronic-based cash flow spreadsheet.

Initial drafts of the financial projection model’s output were circulated to Company management for comments. As more current financial and operational information became available, adjustments were made to the assumptions and data used in the financial projection model. During this period, the Company continued to review the assumptions underlying the financial projections and the related supporting data or rationale for the assumptions. When the Company became current with its periodic reporting obligations, we finalized the assumptions and data used in the projection model and this became the basis for Craig-Hallum’s discounted cash flow analysis as discussed above in “Special Factors—Reports, Opinions or Appraisals.”

Projections. We do not, as a matter of course, make long-term public projections as to future sales, earnings, or other results. However, our management prepared certain projected financial information to present a hypothetical view of future operating results in connection with the Transaction and for use by our Board of Directors, the Special Committee and by Craig-Hallum in its fairness opinion as summarized above. The projected financial information set forth below was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC, U.S. generally accepted accounting principles, or the guidelines established by the American Institute of Certified Public Accountants with respect to the preparation and presentation of projected financial information. The projected financial information set forth below is presented, to the best of management’s knowledge and belief, the hypothetical future financial performance of our Company subject to the key assumptions described below, the most significant of which was that we would discontinue our retail music sales business and operate solely as a music licensing company. The projections do not include any costs related to terminating our retail music sales business. Consequently, the projections present a hypothetical scenario designed solely to demonstrate the possible financial results of a music licensing company, and to enable Craig-Hallum to prepare a discounted cash flow analysis. As indicated in “Reports, Opinions or Appraisals – Discounted Cash Flow Analysis,” Craig-Hallum determined that the discounted cash flow analysis did not indicate any positive value attributable to common equity.

The projections were prepared in good faith at the time they were made; however, the projections are hypothetical estimates of our future financial performance, and you should not assume that the projections will remain accurate or reflective of management’s view as of any future date. This information is not fact and should not be relied upon as being indicative of future results, and readers of this Disclosure Document are cautioned not to place any reliance on the projected financial information. The financial projections are included below solely for the purpose of giving our shareholders access to the same non-public information that was provided to our Board of Directors, Special Committee and Craig-Hallum.

	Fiscal Years Ending June 30 ($ in thousands)
	2007	2008	2009	2010	2011

Estimated Sales	2,325	2,363	2,413	2,478	2,557

Estimated Gross Profit	1,849	1,891	1,945	2,011	2,089

Estimated EBIT	669	721	805	899	968

Estimated NOPAT(1)	669	721	805	899	968

(1) Represents net operating profit after tax

The following table sets forth the Company’s projected free cash flow based on estimated NOPAT:

	Fiscal Years Ending June 30 ($ in thousands)
	2007	2008	2009	2010	2011

Estimated NOPAT	669	721	805	899	968

Plus: Depreciation and Amortization	145	115	63	13	0

Less: Capital Expenditures	20	15	10	10	10

Less: Incremental Working Capital	0	0	0	0	0

Free Cash Flow	794	821	858	902	958

Key Assumption for the Projected Financial Information for Fiscal Years 2007 through 2011. The Estimated Sales, Estimated Gross Profit, Estimated EBIT and Estimated NOPAT as reflected in the tables set forth above were prepared after taking into account the following assumptions:

•                  Discontinuance of the retail music segment as of the beginning of fiscal 2007.

•                  Estimated sales were restricted to those revenues derived from the Company’s music licensing segment. Licensing revenues were separated into two primary categories: digital licensing and non-digital licensing. Digital licensing includes licensing revenue from digital downloads and ringtones. Non-digital licensing represents all other forms of licensing revenue excluding digital. Digital licensing was projected to grow at a compounded annual growth rate of 10% from 2007 to 2011, to reflect the expected dominance in growth that music downloading represents of the recorded music industry. Non-digital licensing was projected to decline at a compounded annual rate of 5% from 2007 to 2011, reflecting the expected continued deterioration of conventional music sales from which we derive the majority of our third party non-digital licensing revenue.

•                  Estimated gross profit was calculated using historical cost to revenue percentages for each category of revenue.

•                  Estimated EBIT was calculated after deducting the selling, general and administrative (“SG&A”) costs historically attributed to the music licensing segment, including an allocation of general corporate expenses. SG&A costs were projected to grow at a compounded annual rate of 2% from 2007 to 2011, reflecting a rate somewhat below the estimated long-term rate of inflation of 3%.

•                  Estimated NOPAT assumed there was no income taxes to be paid from 2007 to 2011 due to the net operating loss tax carry forwards that are anticipated as being available to be applied to future earnings.

Historical Financial Information

Our historical financial information is located at “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 8—Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended June 30, 2006, which is included as Exhibit A to this Disclosure Document and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which is included as Exhibit B to this Disclosure Document. Our ratios of earnings to fixed charges for the last two fiscal years and for nine months ended March 31, 2007 are shown below in thousands:

Period	Earnings	Fixed Charges	Ratio
Year ended June 30, 2005	$(66)	630	(.10	)(1)
Year ended June 30, 2006	$(400)	800	(.50	)(1)
Nine months ended March 31, 2007	$(506)	744	(.68	)(1)

(1)  The deficiency of $66 for year ended June 30, 2005,  $400 for year ended June 30, 2006 and $506 for nine months ended March 31, 2007 have resulted from operations not generating sufficient earnings to cover the fixed charges and the Company has relied on financing from K-5 to meet its cash flow requirements.

Pro Forma Financial Information

Our pro forma ratios of earnings to fixed charges for fiscal year ended June 30, 2006 and for nine months ended March 31, 2007 have been prepared to give effect to the Transaction as if the Transaction had occurred at the beginning of the period indicated and are shown below in thousands:

Period	Earnings	Fixed Charges	Ratio
Year ended June 30, 2006	$(640)	800	(.80	)(1)
Nine months ended March 31, 2007	$(612)	744	(.82	)(1)

(1)  The deficiency of $640 for year ended June 30, 2006 and $612 for nine months ended March 31, 2007 have resulted from operations not generating sufficient earnings to cover the fixed charges and the Company has relied on financing from K-5 to meet its cash flow requirements.

The following pro forma financial information as of March 31, 2007 and for the nine months ended March 31, 2007, and as of June 30, 2006 and for the year ended June 30, 2006 have been prepared to give effect to the Transaction as if the Transaction had occurred on the date or at the beginning of the period indicated.

K-TEL INTERNATIONAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET - UNAUDITED

NINE MONTHS ENDED MARCH 31, 2007

(in thousands – except per share data)

	As Reported	Pro Forma	Pro Forma
	3/31/2007	Adjustments (1)	3/31/2007
ASSETS
Current assets:
Cash and cash equivalents	$1,682	$(311)	$1,371
Accounts receivable, net of allowance for doubtful accounts of $2 at March 31	588	—	588
Inventories	203	—	203
Royalty advances	7	—	7
Prepaid expenses and other	275	—	275
Total current assets	2,755	(311)	2,444

Property and equipment, net of accumulated depreciation and amortization of $337 at March 31	54	—	54

Owned catalog masters, net of accumulated amortization of $3,393 at March 31	223	—	223

	$3,032	$(311)	$2,721

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Notes payable to affiliate and other	$13,058	$—	$13,058
Accounts payable	854	—	854
Accrued royalties	2,198	—	2,198
Reserve for returns	40	—	40
Net liabilities of discontinued operations	23	—	23
Total current liabilities	16,173	—	16,173

Shareholders’ deficit:
Common stock –50,000,000 shares authorized; par value $.01; 13,653,738 issued and outstanding at March 31	136	(22)	114
Additional paid-in capital	21,292	(183)	21,109
Accumulated deficit	(34,384)	(106)	(34,490)
Accumulated other comprehensive loss	(185)	—	(185)
Total shareholders’ deficit	(13,141)	(311)	(13,452)

	$3,032	$(311)	$2,721
Book value per share – basic and diluted	$(.96)	$(.21)	$(1.17)

Shares used in calculation of book value per share: Basic and Diluted	13,654	(2,160)	11,494

(1) The pro forma adjustments provide for the payment of $205,200 for the anticipated 2,160,000 pre-split shares to be cashed out as a result of the Transaction, and the inclusion of $106,000 of transaction costs that had not been recognized at March 31, 2007. A total of $168,000 in transaction costs had been billed and are included in the historical financial statements.

K-TEL INTERNATIONAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS – UNAUDITED

NINE MONTHS ENDED MARCH 31, 2007

(in thousands - except per share data)

	As Reported 3/31/2007	Pro Forma Adjustments (1)	Pro Forma 3/31/2007

Net sales	$2,883	$—	$2,883

Costs and expenses:
Cost of goods sold	1,203	—	1,203
Advertising	208	—	208
Selling, general and administrative	1,978	106	2,084
Total costs and expenses	3,389	106	3,495
Operating loss	(506)	(106)	(612)

Other expense:
Interest expense	(744)	—	(744)
Total other expense	(744)	—	(744)

Net loss	$(1,250)	$(106)	$(1,356)

Loss per share - basic and diluted:
Net loss	$(.09)	$(.03)	$(.12)

Shares used in calculation of loss per share:
Basic and Diluted	13,654	(2,160)	11,494

Comprehensive loss:
Net loss	$(1,250)	$(106)	$(1,356)
Translation adjustment	91	—	91
Comprehensive loss	$(1,159)	$(106)	$(1,265)

(1) The pro forma adjustments provide for the payment of $205,200 for the anticipated 2,160,000 pre-split shares to be cashed out as a result of the Transaction, and the inclusion of $106,000 of transaction costs that had not been recognized at March 31, 2007. A total of $168,000 in transaction costs had been billed and are included in the historical financial statements.

K-TEL INTERNATIONAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW – UNAUDITED

NINE MONTHS ENDED MARCH 31, 2007

(in thousands)

	As Reported 3/31/2007	Pro Forma Adjustments (1)	Pro Forma 3/31/2007

Operating activities:
Net loss	$(1,250)	$(106)	$(1,356)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	133	—	133
Changes in operating assets and liabilities:
Accounts receivable, net	40	—	40
Inventories	206	—	206
Royalty advances	7	—	7
Prepaid expenses	(81)	—	(81)
Accounts payable	(404)	—	(404)
Accrued royalties	367	—	367
Reserve for returns	(86)	—	(86)
Cash provided by (used in) operating activities	(1,068)	(106)	(1,174)

Investing activities:
Purchases of property and equipment	(16)	—	(16)
Cash (used in) investing activities	(16)	—	(16)

Financing activities:
Borrowings on notes payable	2,652	—	2,652
Payments on notes payable	(1,691)	—	(1,691)
Purchase of stock in reverse split	—	(205)	(205)
Cash provided by (used in) financing activities	961	(205)	756

Effect of exchange rates on cash	116	—	116

Net increase (decrease) in cash and cash equivalents	(7)	(311)	(318)

Cash and cash equivalents at beginning of period	1,689	—	1,689

Cash and cash equivalents at end of period	$1,682	$(311)	$1,371

(1) The pro forma adjustments provide for the payment of $205,200 for the anticipated 2,160,000 pre-split shares to be cashed out as a result of the Transaction, and the inclusion of $106,000 of transaction costs that had not been recognized at March 31, 2007. A total of $168,000 in transaction costs had been billed and are included in the historical financial statements.

K-TEL INTERNATIONAL, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED
FISCAL YEAR ENDED JUNE 30, 2006
(in thousands)

	As Reported	Pro Forma	Pro Forma
	6/30/2006	Adjustments (1)	6/30/2006

ASSETS

Current assets:
Cash and cash equivalents	$1,689	$(475)	$1,214
Accounts receivable, net of allowance for doubtful accounts of $2 at June 30	601	—	601
Inventories	390	—	390
Royalty advances	7	—	7
Prepaid expenses and other	194	—	194
Total current assets	2,881	(475)	2,406

Property and equipment, net of accumulated depreciation and amortization of $306 at June 30	55	—	55

Owned catalog masters, net of accumulated amortization of $3,277 at June 30	336	—	336

	$3,272	$(475)	$2,797

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Notes payable to affiliate and other	$12,098	$—	$12,098
Accounts payable	1,206	(30)	1,176
Accrued royalties	1,793	—	1,793
Reserve for returns	126	—	126
Net liabilities of discontinued operations	31	—	31
Total current liabilities	15,254	(30)	15,224

Shareholders’ deficit:
Common stock – 50,000,000 shares authorized; par value $.01; 13,653,738 issued and outstanding at June 30	136	(22)	114
Additional paid-in capital	21,292	(183)	21,109
Accumulated deficit	(33,134)	(240)	(33,374)
Accumulated other comprehensive loss	(276)	—	(276)
Total shareholders’ deficit	(11,982)	(445)	(12,427)

	$3,272	$(475)	$2,797

(1)         The pro forma adjustments provide for the payment of $205,200 for the anticipated 2,160,000 pre-split shares to be cashed out as a result of the Transaction, and the inclusion of $240,000 of transactions costs that had not been recognized at June 30, 2006. A total of $34,000 in legal and investment bank fees had been billed and are included in the historical financial statements.

K-TEL INTERNATIONAL, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS – UNAUDITED
FISCAL YEAR ENDED JUNE 30, 2006
(in thousands - except per share data)

	As Reported	Pro Forma	Pro Forma
	6/30/2006	Adjustments (1)	6/30/2006

Net sales	$4,804	$—	$4,804

Costs and expenses:
Cost of goods sold	2,012	—	2,012
Advertising	209	—	209
Selling, general and administrative	3,008	240	3,248
Total costs and expenses	5,229	240	5,469
Operating loss	(425)	(240)	(665)

Other expense:
Interest expense	(800)	—	(800)
Other	25	—	25
Total other expense	(775)	—	(775)

Loss from continuing operations	(1,200)	(240)	(1,440)
Loss from discontinued operations	(11)	—	(11)
Net loss	$(1,211)	$(240)	$(1,451)

Loss per share - basic and diluted:
Continuing operations	$(.09)	$(.04)	$(.13)
Net loss	$(.09)	$(.04)	$(.13)

Shares used in calculation of loss per share:
Basic and Diluted	13,654	(2,160)	11,494

Comprehensive loss:
Net loss	$(1,211)	$(240)	$(1,451)
Unrealized pension cost	(239)	—	(239)
Translation adjustment	29	—	29
Comprehensive loss	$(1,421)	$(240)	$(1,661)

(1)

The pro forma adjustments provide for the payment of $205,200 for the anticipated 2,160,000 pre-split shares to be cashed out as a result of the Transaction, and the inclusion of $240,000 of transactions costs that had not been recognized at June 30, 2006. A total of $34,000 in legal and investment bank fees had been billed and are included in the historical financial statements.

K-TEL INTERNATIONAL, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW – UNAUDITED
FISCAL YEAR ENDED JUNE 30, 2006
(in thousands)

	As Reported	Pro Forma	Pro Forma
	6/30/2006	Adjustments (1)	6/30/2006

Operating activities:
Net loss	$(1,211)	$(240)	$(1,451)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	200	—	200
Discontinued operations	1	—	1
Changes in operating assets and liabilities:
Accounts receivable, net	1,441	—	1,441
Inventories	174	—	174
Royalty advances	9	—	9
Prepaid expenses	24	—	24
Accounts payable	(758)	(30)	(788)
Accrued royalties	26	—	26
Reserve for returns	(95)	—	(95)
Cash provided by (used in) operating activities	(189)	(270)	(459)

Investing activities:
Purchases of property and equipment	(8)	—	(8)
Cash (used in) investing activities	(8)	—	(8)

Financing activities:
Borrowings on notes payable	3,968	—	3,968
Payments on notes payable	(3,388)	—	(3,388)
Purchase of stock in reverse split	—	(205)	(205)
Cash provided by (used in) financing activities	580	(205)	375

Effect of exchange rates on cash	34	—	34

Net increase (decrease) in cash and cash equivalents	417	(475)	(58)

Cash and cash equivalents at beginning of period	1,272	—	1,272

Cash and cash equivalents at end of period	$1,689	$(475)	$1,214

Supplemental cash flow information
Cash paid for interest	$868	—	$868

(1)

The pro forma adjustments provide for the payment of $205,200 for the anticipated 2,160,000 pre-split shares to be cashed out as a result of the Transaction, and the inclusion of $240,000 of transactions costs that had not been recognized at June 30, 2006. A total of $34,000 in legal and investment bank fees had been billed and are included in the historical financial statements.

Exhibit A:        K-tel International, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (previously filed; to be delivered with Disclosure Document).

Exhibit B:         K-tel International, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (previously filed; to be delivered with Disclosure Document).